Exhibit 99.103

Prepared by: Randal D. Cullen, P.Geo

Prepared for: HudBay Minerals Inc.

Effective Date: 1 October 2007
Project No.: 155099

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, for HudBay Minerals Inc (HMI) by AMEC Americas Limited (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by HMI subject to the terms and conditions of its contract with AMEC. This contract permits HMI to file this report as a Technical Report with Canadian Securities Regulatory Authorities. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

CERTIFICATE OF AUTHOR

Randal Cullen

AMEC Americas Limited

111 Dunsmuir Street

Vancouver, BC

Tel: 604 664 4309, Fax: 604 664 3301

randal.cullen@amec.com

I, Randal Cullen, do hereby certify that:

I am a Principal Geologist of AMEC Americas Limited.

I graduated with a Master of Science degree in Geology from the University of Ottawa in 1988. In addition, I have obtained a Bachelor of Science degree in Geology from the University of New Brunswick in 1984 and a Masters of Business Administration from the University of Cape Town in 2005.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (#31130), The Association of Professional Engineers, Geologists and Geophysicists of Alberta and the South African Council for the Natural Scientific Professions.

I have worked as a geologist for a total of 20 years since my graduation from university. I have been involved in various mineral exploration and development projects in Canada, USA, Greenland, Finland, Norway, Russia, Bolivia, South Africa, Namibia, Madagascar, Botswana, Angola, Algeria, Sierra Leone and Liberia.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes of NI 43-101.

I am responsible for the preparation of the technical report titled “Bur Project, Snow lake, Manitoba, NI 43-101 Technical Report” with an effective date of 1 October 2007 (“the “Technical Report”) relating to the Bur Zone property. I visited the Bur property beginning on 3 April 2007 for 2 days.

I have not had prior involvement with the property that is the subject of the Technical Report.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3471 Fax (604) 669-3057	www.amec.com

I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 25th day of November 2007.

“Signed and Sealed”

Randal D. Cullen

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3471
Fax (604) 669-3057	www.amec.com

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

C O N T E N T S

1.0	SUMMARY		1-1
	1.1	Resource Estimate	1-3
	1.2	Potential Mineral Deposits	1-5
	1.3	Recommendations	1-6

2.0	INTRODUCTION AND TERMS OF REFERENCE		2-1

3.0	RELIANCE ON OTHER EXPERTS		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		5-1
	5.1	Climate	5-2
	5.2	Vegetation and Wildlife	5-2
	5.3	Physiography	5-3

6.0	HISTORY		6-1

7.0	GEOLOGICAL SETTING		7-1
	7.1	Regional Geology	7-1
	7.2	Property Geology	7-3

8.0	DEPOSIT TYPE		8-1

9.0	MINERALIZATION		9-1
	9.1	Lithology	9-1

10.0	EXPLORATION		10-1

11.0	DRILLING		11-1
	11.1	Surveying	11-2
		11.1.1 Property Grid and Drill Hole Collars	11-2
	11.2	Downhole Surveys	11-4

12.0	SAMPLING METHOD AND APPROACH		12-1
	12.1	2005/2006 and 2006/2007 Drilling	12-1
	12.2	Historic Drilling	12-2

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		13-1
	13.1	2005 to 2007 Summary and Procedures	13-1
	13.2	Historic Summary and Procedures	13-6
	13.3	Re-Sampling and Re-Assaying Program	13-7
	13.4	Special Note on Downgrading Assay Values for the Bur Zone	13-13

14.0	DATA VERIFICATION		14-1
	14.1	Drilling Database	14-1
	14.2	Site Visit	14-1
	14.3	Core Review	14-1

15.0	ADJACENT PROPERTIES		15-1
	15.1	Kobar	15-1

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		16-1
	16.1	Historic Programs	16-1
	16.2	First Phase (2006 to 2007)	16-1
	16.3	Second Phase (2007)	16-2

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		17-1
	17.1	Data	17-1
	17.2	Exploratory Data Analysis	17-1
		17.2.1 Assays	17-1
		17.2.2 Composites	17-2
		17.2.3 Restricting	17-3
	17.3	Specific Gravity Measurements	17-4
	17.4	Bulk Density	17-5
	17.5	Zinc Equivalency Formula	17-8
	17.6	Geological Interpretation	17-9
	17.7	Spatial Analysis	17-10
	17.8	Resource Block Model	17-10
	17.9	Interpolation Plan	17-11
	17.10	Mineral Resource Classification	17-12
		17.10.1 Mineral Resource Tabulation	17-14
	17.11	Potential Mineral Deposits	17-15
	17.12	Block Model Validation	17-16
		17.12.1 Global Comparison	17-16
		17.12.2 Visual Comparison	17-16
		17.12.3 Swath Plots	17-17

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		18-1

19.0	OTHER RELEVANT DATA AND INFORMATION		19-1

20.0	INTERPRETATION AND CONCLUSIONS		20-1

21.0	RECOMMENDATIONS		21-1

22.0	REFERENCES		22-1

23.0	DATE AND SIGNATURE PAGE		23-1

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

T A B L E S

Table 1-1:	Bur Zone Main AB Indicated Resources	1-3
Table 1-2:	Bur Zone Main CD Indicated Resources	1-3
Table 1-3:	Bur Zone Main AB Inferred Resources	1-3
Table 1-4:	Bur Zone Main CD Inferred Resources	1-4
Table 9-1:	Resource Model Rock Code Description	9-3
Table 11-1:	Summary of Drilling	11-1
Table 11-2:	Actual Collar Locations Compared to Best Fit of Each Cut Line	11-5
Table 13-1:	HBMS Certified Standards	13-2
Table 14-1:	Database Validation Summary	14-1
Table 16-1:	Metallurgical Composite Sample #1 Assay Results by G & T	16-1
Table 16-2:	Metallurgical Composite Sample #3 Assay Results by G & T	16-2
Table 17-1:	Summary of Drill Hole Database Records	17-1
Table 17-2:	Range of Assay Values by Mineralized Zone	17-2
Table 17-3:	Composite Data	17-3
Table 17-4:	Restriction Parameters of the Composites and Affected Number of Records	17-4
Table 17-5:	Summary of Measured SG Values	17-5
Table 17-6:	Summary of the Mineralized Measured SG Values used in the Mineral Resource	17-5
Table 17-7:	Proportion of Metal in Minerals	17-5
Table 17-8:	Summary of Density Values Used in the Resource Estimate	17-6
Table 17-9:	Summary of Interpreted Wireframes	17-10
Table 17-10:	Bur Zone Variography Parameters	17-10
Table 17-11:	Block Model Limits and Size	17-10
Table 17-12:	Main AB and Main CD Zone Search Parameters by Pass	17-12
Table 17-13:	Main G, Lower Main B and Main EF Zones Search Parameters by Pass	17-12
Table 17-14:	Bur Zone Main AB Indicated Resources	17-14
Table 17-15:	Bur Zone Main CD Indicated Resources	17-14
Table 17-16:	Bur Zone Main AB Inferred Resources	17-14
Table 17-17:	Bur Zone Main CD Inferred Resources	17-15
Table 17-18:	Bur Zone Potential Mineral Resource	17-15
Table 17-19:	Global Resource by Zone and Estimation Method of the Mineral Resource	17-16

F I G U R E S
Figure 4-1:	Bur Zone Site, 25 January 2007	4-1
Figure 4-2:	Bur Property Land Claim Map	4-2
Figure 5-1:	General Location Map	5-1
Figure 7-1:	Regional Geology of Manitoba and Saskatchewan	7-1
Figure 7-2:	Geology of the Bur Zone and Snow Lake Area	7-3
Figure 9-1:	Bur Zone Mineralized Wireframes in Plan View	9-2
Figure 9-2:	Bur Zone Mineralized Wireframes in Longitudinal View	9-2

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

Figure 11-1:	Longitudinal View Looking 315° Azimuth Showing the Drill Hole Locations by Drill Campaign with Mineralization Outlines	11-2
Figure 12-1:	Histogram of Sampled Interval Lengths from the 2005 to 2007 Drilling	12-2
Figure 12-2:	Histogram of Assayed Sample Intervals	12-3
Figure 13-1:	Comparison of HBMS Flin Flon Assay Laboratory to C-4 Standard Reference Best Value for Copper	13-3
Figure 13-2:	Comparison of HBMS Flin Flon Assay Laboratory to C-4 Standard Reference Best Value for Zinc	13-3
Figure 13-3:	HBMS Pulp Duplicates for Copper	13-4
Figure 13-4:	HBMS Pulp Duplicates for Zinc	13-4
Figure 13-5:	Comparison of Original HBMS Assay and Acme Check Assay for Copper	13-5
Figure 13-6:	Comparison of Original HBMS Assay and Acme Check Assay for Zinc	13-6
Figure 13-7:	Comparison of Stoichiometric SG and Measured SG Values from the Re-sampling	13-7
Figure 13-8:	Bur Zone Re-Assayed Quartered Core Arithmetic Difference vs. the Average Grade Compared to Historic Copper Values	13-9
Figure 13-9:	Bur Zone Re-Assayed Quartered Core Arithmetic Difference vs. the Average Grade Compared to Historic Zinc Values	13-9
Figure 13-10:	Bur Zone Re-Assayed Quartered Split Core vs. Historic Copper Values and Best Fit Trend Lines	13-10
Figure 13-11:	Bur Zone Re-Assayed Quartered Split Core vs. Historic Zinc Values and Best Fit Trend Line	13-11
Figure 13-12:	Bur Zone Quarter Core Re-Assaying vs. Pulp Duplicate for Copper	13-12
Figure 13-13:	Bur Zone Quarter Core Re-Assaying vs. Pulp Duplicate for Zinc	13-13
Figure 14-1:	Drill Hole BZS-029 Showing the Mineralized Intersection	14-2
Figure 17-1:	Comparison of Stoichiometric SG and Measured SG Values	17-7
Figure 17-2:	Comparison of Copper, Zinc and Iron vs. Copper and Zinc Percentages	17-7
Figure 17-3:	Comparison of Copper and Zinc Percentages vs. Measured SG Values	17-8
Figure 17-4:	Long Section of Wireframes and Drill Holes Looking towards 315° Azimuth	17-9
Figure 17-5:	Longitudinal View of the Indicated and Inferred Resources of Main AB and Main CD zones looking 315° Azimuth	17-13

A P P E N D I C E S

Appendix A:	Bur Project Claim Listing
Appendix B:	Bur Zone Re-Survey Data Layout

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

U N I T S    O F    M E A S U R E

%	Percent
°	Degrees
°C	Degrees Celsius
cm	Centimetres
g	Grams
g/cm3	Grams per cubic centimetre
ha	Hectares (10,000 square metres)
kg	Kilograms
km	Kilometres
lb	Pound
M	Millions
m	Metres
m3	Cubic metres
masl	Metres above sea level
Ma	Million Years
mm	Millimetres
t	Tonnes (metric)
Cdn$	Canadian Dollars
US$	US dollars
wt %	Weight percent

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October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

1.0	SUMMARY

Hudson Bay Mining and Smelting Co. Ltd. (HBMS), a wholly owned subsidiary of HudBay Minerals Inc. (HMI), has retained AMEC to confirm the mineral resource estimates for Main AB, Main CD and other zones of economic potential within the Bur Zone, a continuously mineralized copper and zinc horizon. AMEC has been contracted to act as an independent third party for verification of the mineral resource estimates and production of a technical report that conforms to the CIM Mineral Resource and Mineral Reserves definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. The Bur Zone is wholly contained within the Bur property, a contiguous collection of 116 mineral claims located approximately 28 km by road northeast of the town of Snow Lake, Manitoba. HBMS owns a 100% interest in the property. Preliminary work required organization of the historic project data and information from the 2005 to 2007 winter drilling campaigns, re-sampling historic core under modern Quality Assurance and Quality Control (QA/QC) protocols and re-survey of the drill collars and property grid using Differential Global Positioning System (DGPS) equipment with sub-meter accuracy.

This report and resource estimate was prepared by Robert Carter, P. Eng., Senior Mines Analyst for HBMS under the supervision of Randal Cullen P. Geo, Principal Geologist at AMEC, a Qualified Person under NI 43-101. In addition, Guillermo Pareja, Senior Geo Statistician and Resource Estimator for AMEC provided support for and audited the check assay program and resource estimation work and Doug Smith, Senior Metallurgist for AMEC reviewed the metallurgical section of this report.

HBMS operates the Chisel North mine and concentrator near Snow Lake, which is located approximately 200 km by Provincial Highway #10 and #39 from Flin Flon where HBMS operates a metallurgical complex incorporating a zinc pressure leach and electrowinning plant and copper smelter. The complex is fed by domestically produced and purchased concentrates.

The Snow Lake area has a typical mid-continental climate with short summers and long cold winters. The predominant vegetation in the region of the property is black spruce and jack pine, with a scrub layer and ground cover of lichens and mosses. This vegetation is typical of the boreal forest in bedrock-dominated terrain. Many bedrock areas have a patchy cover of small-growth trembling aspen, jack pine stands, areas of birch, or grass or shrub dominated vegetation.

Amenities for exploration purposes and mining operations are available within the Snow Lake and Flin Flon areas. The Snow Lake area has had an active mining history for more than 50 years. HBMS has played an integral part in this history since the late 1950s by operating nine mines in the area and is currently in production at the Chisel North mine. The Snow Lake concentrator was commissioned in 1979 and currently is not operating at full capacity.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

At the Bur property site clearing, construction of a full service road and development of a portal was completed in August 2007, as part of the Advanced Exploration Permit (AEP) granted to HBMS. The AEP allows the mining of a 10,000 tonne metallurgical bulk sample from the Property prior to the issuance of a full mining permit. The full service road connects the Property to Provincial Road #393 and will be used to transport the bulk sample to the Snow Lake concentrator approximately 23 km from the Property and for future exploration and mining activities.

The Bur Zone occupies part of the eastern portion of the Flin Flon – Snow Lake Greenstone Belt in the southeastern Churchill Structural Province of the Canadian Shield. The landscape consists of heavily treed bedrock ridges with interspersed low-lying marsh areas having limited tree coverage with elevations of 335 to 255 masl.

The Property was first staked by Hudson Bay Exploration & Development (HBED) in 1968 to cover airborne anomalies along strike of known zinc, lead and silver mineralization. Drilling first began in 1973 by HBED with several holes encountering narrow and generally low values of copper and zinc along strike to the south of the present zone. In the early 1980s HBED re-gridded the area with modern ground horizontal loop electromagnetic (HLEM) surveys and additional diamond drilling. This approach led to the discovery of the Bur Zone while in-fill diamond drilling of a long formational HLEM conductor. Drill hole BUR087, drilled in 1984, is considered to be the discovery hole returning 3.42 m of 0.85% copper and 6.43% zinc.

The Bur Zone depositional environment is different from that of past and present producing base metal deposits hosted by felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The Bur Zone is a stratiform massive sulphide deposit that occurs within a narrow turbidite assemblage of interbedded metagreywacke, metasiltstone and graphitic meta-argillite in a basinal area flanking the Osborne Lake mine volcanic centre. The assemblage of rocks is part of the File Lake formation that appears to extend northeastwards from the west shore of Wekusko Lake. This assemblage is positioned between a granodiorite intrusion to the west and a major granite intrusion (gneiss dome) to the east.

Mineralization on the property consists primarily of sphalerite, chalcopyrite and pyrrhotite with minor amounts of pyrite, galena, and coarse arsenopryite. The higher-grade sulphides generally contain more than 50% total sulphide and have been defined as semi massive to massive sulphide mineralization. There are sections of stringer and disseminated sulphides with lower grade intervals on either side of the zone.

The Bur Zone copper and zinc mineralization was drilled from 1971 to 2007 consisting of 12 different drill campaigns for a total of 173 drill holes and 55,865 m of drilling. The drill hole spacing varies across the strike of the deposit with the majority of the notable mineralized holes occurring in the Main AB and Main CD zones at 60 to 70 m spacings.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

The remaining mineralized zones of Main G, Lower Main B and Main EF have spacings at approximately 200 m.

1.1	Resource Estimate

The mineral resource estimation on the Bur Zone by HBMS has been confirmed and verified by AMEC and are presented in Tables 1-1, 1-2, 1-3 and 1-4 below. This has resulted in an Indicated resource of 1.05 million tonnes grading 1.92% copper, 8.57% zinc, 12.1 g/t silver and 0.06 g/t gold plus an Inferred resource of 0.30 million tonnes grading 1.35% copper, 9.00% zinc, 9.6 g/t silver and 0.08 g/t gold at a cut-off of 5.00% zinc equivalent (ZNEQ) from the Main AB and Main CD zones. Base Case is ZNEQ >= 5.

Table 1-1:     Bur Zone Main AB Indicated Resources

ZNEQ	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
>=5	662,000	0.05	10.42	1.76	8.99	3.14
>=7	637,000	0.05	10.45	1.78	9.18	3.14
>=9	545,000	0.05	10.55	1.87	9.75	3.16
>=11	396,000	0.04	10.53	1.91	10.97	3.18
>=13	274,000	0.03	9.92	1.94	12.20	3.21
>=15	173,000	0.02	9.08	1.96	13.41	3.23

Table 1-2: Bur Zone Main CD Indicated Resources

ZNEQ	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
>=5	388,000	0.06	14.97	2.19	7.86	3.18
>=7	375,000	0.06	15.28	2.22	8.00	3.19
>=9	340,000	0.07	15.82	2.29	8.32	3.20
>=11	278,000	0.06	15.86	2.42	8.69	3.21
>=13	185,000	0.06	16.62	2.72	8.86	3.21
>=15	45,000	0.06	18.97	3.44	8.73	3.23

Table 1-3: Bur Zone Main AB Inferred Resources

ZNEQ	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
>=5	198,000	0.09	9.42	1.59	7.61	3.15
>=7	198,000	0.09	9.42	1.59	7.61	3.15
>=9	151,000	0.10	8.86	1.55	8.46	3.17
>=11	93,000	0.11	8.49	1.52	9.52	3.17
>=13	13,000	0.11	8.92	1.94	9.33	3.15
>=15	—	—	—	—	—	—

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

Table 1-4: Bur Zone Main CD Inferred Resources

ZNEQ	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
>=5	104,000	0.07	9.93	0.91	11.63	3.28
>=7	104,000	0.07	9.93	0.91	11.63	3.28
>=9	104,000	0.07	9.93	0.91	11.63	3.28
>=11	93,000	0.07	10.31	0.93	11.96	3.29
>=13	64,000	0.07	10.91	0.95	12.68	3.29
>=15	17,000	0.06	9.56	0.92	14.19	3.30

The zinc equivalent (ZNEQ) is based on a simple formula of two times the percentage of copper plus the percentage of zinc.

ZNEQ = 2 x Cu% + Zn%

ZNEQ does not include any metal recovery factors in the calculation and is based on life of project forecasted metal prices of copper at US$2.35/lb and zinc at US$1.15/lb. Estimated operating costs per tonne of approximately Cdn$100 and an average mining width of 3 m were used in the determination. HBMS has entered into a forward selling contract which guarantees them prices on the production in excess of the values used for the base case here.

AMEC verified the drill hole database and found no discrepancies with the geological or assay information. The database meets industry standard and is considered suitable for use in resource estimations.

The resource estimation is based on interpreted 3D mineralized envelopes grading greater than 3.00% ZNEQ. The envelopes were built by digitizing polylines around the mineralization on 25 m sections at an azimuth of N45°E, linked with tag strings and triangulated in order to create three-dimensional wireframe solids using MineSight version 3.60 software.

Specific Gravity (SG) measurements taken during the 2006 to 2007 drilling campaign and a re-sampling program provided the basis in formulating bulk densities of the individual assays. The results of the density measurement program were plotted against stoichiometric estimations with a high degree of correlation.

A re-sampling program requested by AMEC to test pre1992 historic drill core assay values using new laboratory criteria with full QA/QC was completed in May 2007. The holes and sample intervals were selected by AMEC in such a way that would allow validation and continuity of the mineralization across the deposit. A total of 59 half split core samples were quartered and analyzed at the HBMS Flin Flon assay laboratory. Results from the re-assays were compared to originals and a high bias was apparent in both zinc and copper values from earlier assay work (pre1992). Based on a statistical review of the check assay

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

results AMEC recommended that zinc assay values for all pre1992 drilling be downgraded by 9% and copper assay values be downgraded by 20% only where copper values were greater than 2%. In the Main AB zone this correction applied to 93% of the zinc assays and 40% of the copper assays. In the Main CD zone, this correction applied to 46% of the zinc assays and 29% of the copper assays.

AMEC’s work also revealed a 4% low bias in zinc results from the HBMS lab when compared to standard reference materials. This low bias could be applied against the 9% AMEC high bias noted above for old assay values giving a new high bias of 5%. This bias is in the range of uncertainty for the linear regression methods used and could be interpreted to indicate no significant bias in the older assay data. However, AMEC recommends use of the downgraded zinc values for resource estimation and reporting for the Bur Zone.

The mineral resource estimation was conducted using an assay database which was modified to reflect AMEC’s recommendation to downgrade pre1992 assays and the interpolation methods of nearest neighbour, inverse distance squared and ordinary kriging. The methods were validated by comparison of global mean grades, visual review of block model grades and swath plots. No significant discrepancies exist between the methods. Ordinary kriging methodology was selected for grade estimation in the Main AB and Main CD zones of the deposit. AMEC has confirmed this approach to resource estimation for the Bur Zone.

AMEC considers that the degree of smoothing of the block grades is quite high, and that the Indicated resources are only accurate enough for production planning at annual to semi-annual time frames.

1.2	Potential Mineral Deposits

HBMS outlined additional mineral deposit potential of between 0.945 million tonnes and 1.26 million tonnes that lie in the Main G, Lower Main B and Main EF zones within the Bur deposit grading up to 2% copper, 10% zinc, 20 g/t silver and negligible gold. The mineralization is similar in style and grade to the Main AB and Main CD zones.

These areas were defined as potential mineral deposits only. Limited diamond drilling information with spacings of approximately 200 m defines these zones. The estimates of tonnage for the potential mineral deposits presented here are order of magnitude and they do not meet the criteria of a Mineral Resource as defined by NI 43-101. The potential grade and quantity of the Main G, Lower Main B and Main EF zones is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

The potential mineral deposit outlines of the Main G, Lower Main B and Main EF zones have been estimated within interpreted 3D mineralized envelopes grading greater than 3% ZNEQ. These envelopes were created by digitizing polylines around the mineralization on 25 m spaced sections at an azimuth of N45°E, linked with tag strings and triangulated in order to create three-dimensional wireframe solids using MineSight version 3.60 software.

Tonnes were estimated using the mineralized envelopes and formulated bulk densities of the individual assays. The potential mineral resource was estimated using assay results downgraded by AMEC’s recommendation (see above) and included the interpolation methods of nearest neighbour and inverse distance squared. Inverse distance squared methodology was selected for grade and tonnage estimation for the geological potential areas.

1.3	Recommendations

AMEC recommends that current and future exploration programs employ DGPS equipment to ensure the highest possible accuracy for drill hole and grid location.

AMEC recommends that HBMS review its core storage practices. Given the scale of work carried out in the Flin Flon camp by HBMS since the 1940s and the difficulty and expense in obtaining drill core from prospects that may only now be showing economic potential, access to this historical core should be assured through construction of an all weather facility dedicated to that purpose.

AMEC recommends that HBMS complete an audit of its laboratory in an attempt to identify contributing factors to the apparent low bias in assay results for zinc as reported here.

AMEC recommends that a separate block model with the dimensions increased to 20 m, be created and all metals interpolated into it. This block model should then be used in semi-annual to annual reconciliation studies to check on the predictability of the official model.

AMEC recommends further work including infill and step out drilling to upgrade the potential mineral deposits to resources pending a positive feasibility study and production decision based on the current mineral resources.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

2.0	INTRODUCTION AND TERMS OF REFERENCE

This Technical Report was prepared for HBMS, a subsidiary of HudBay Minerals Inc. (HMI) for onward submission to the Toronto Stock Exchange and the Canadian Securities Authority to meet their filing requirement in support of a mineral resource estimate.

The report was prepared at the request of HBMS to provide a resource estimate for two mineralized zones (Main AB and Main CD) within the Bur Zone that conforms to CIM Definition Standards for Mineral Resource and Mineral Reserves as incorporated by reference into National Instrument 43-101, Standards of Disclosure for Mineral Projects.

The Bur Zone lies within the geological File Lake formation located approximately 28 km by road northeast of the town of Snow Lake, Manitoba. HBMS owns 100% of the interest in the Property, which is within a group of 116 contiguous claims.

The Bur Zone is a copper and zinc deposit that is situated along a stratiform sulphide horizon occurring within metasedimentary rocks consisting of volcanogenic greywacke, siltstone and graphitic argillite. Mineralization occurs as semi massive to massive sulphides consisting of fine grained sphalerite, pyrrhotite and chalcopyrite with minor amounts of pyrite, galena and coarse arsenopyrite.

AMEC has been retained by HBMS to act as an independent Qualified person to supervise the preparation of this report and AMEC Principal Geologist Randal Cullen is responsible for its content. Mr. Cullen visited the HBMS offices in Flin Flon on 2 April 2007 and reviewed exploration practices, data storage and retrieval systems, history of exploration and development at the Bur Zone. Mr. Cullen visited the field support facilities on 3 April for a review of core storage, core logging procedures, core density measurements and core sampling protocols. The Bur Zone project site was visited by helicopter on 4 April and collars from the recent and past drill programs were identified and located using a hand held GPS and core remaining at site was documented for later pickup. Mr. Cullen was accompanied at all times during the visit by Robert Carter, P. Eng.

Robert Carter, P. Eng., Senior Mines Analyst, HBMS completed a resource estimation of the Bur Zone Main AB and Main CD zones that was validated by Mr. Cullen and Mr. Guillermo Pareja, Senior Geostatistician and Resource Estimator for AMEC. Preliminary work required organization of the historic project data and information from the 2005 to 2007 winter drilling campaigns, re-survey of drill hole collars to +/- 3 m in all dimensions to ensure accuracy of the mine model and re-sampling of historic core under a modern QA/QC protocol with insertion of blank and standard samples. Assay results were adjusted to correct laboratory bias in pre1992 assay results identified during re-assaying of core. The resource estimation proceeded based on AMEC’s approved dataset. The resource estimate contained herein is effective as of the 1 October 2007.

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3.0	RELIANCE ON OTHER EXPERTS

AMEC has relied on the following HBMS internal structures on acquisition of permits and completion of logistics for the Bur property.

In addition AMEC and HBMS relied upon the expertise of Balchen and Kulchycki Surveys DGPS surveys of accessible drill hole collars and grid intersections in support of a re-alignment of Bur Zone drilling to the UTM co-ordinate system (NAD27).

Claim location and status for Bur property claims.

Ref: Janelle Toffan, HBMS Land Management, Flin Flon Manitoba

The Bur Zone claims are in good standing with their anniversary dates of November 2011. Excess credit amounts in excess of Cdn$1.8M will carry HBMS to the anniversary date and beyond. Grouping of the claims allows these large excess cash amounts related to the Bur Zone exploration and development to be distributed throughout the Bur claims, extending the tenure of HBMS on surrounding claims as well.

Advanced Exploration Permits

Ref: Gerry Beauchamp, Bur Zone Project Manager

A copy of the Advanced Exploration Permit for the Bur Zone was obtained for review by AMEC. This permit, obtained as a regulatory requirement before excavation of a 10,000 tonne bulk sample was granted on 29 January 2007. Requirements and obligations assumed are:

•	a deposit lodged in escrow until completion of closure requirements (remediation).

In addition to the Advanced Exploration Permit, HBMS was required to have a Crown Land Permit covering road building and the excavation of a portal for recovery of the underground bulk sample. This was granted on 21 March 2007 and the road access has been completed as at the time of writing (October 2007).

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Environmental Impact Assessment

Ref: Steve West, Superintendent, HBMS Environmental Department

The Environmental Impact Assessment work is aimed at achieving an Environmental License for the Bur Project should HBMS management reach a production decision based on a positive feasibility study. This work is well advanced and entails open communications between HBMS and the Environmental Regulators in Manitoba and Ottawa. Although not required for the planned bulk sampling, HBMS work will have contributed to the smooth passage of the permits required for Bur at this stage in its development.

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4.0	PROPERTY DESCRIPTION AND LOCATION

HBMS holds 100% interest in the Bur Property (the Property), a group of 116 contiguous claims in the Snow Lake region of Manitoba. The Property is located approximately 28 km by road access northeast of the town of Snow Lake, Manitoba and is centred on UTM 6090900mN / 458000mE on Universal Transverse Mercator Projection, NAD27 Datum, Zone 14 (Latitude 54° 58’ North and Longitude 99° 39’ West).

The Bur Zone site is part of the eastern portion of the Flin Flon – Snow Lake Greenstone Belt in the southeastern Churchill Structural Province of the Canadian Shield. The landscape consists of heavily treed bedrock ridges with interspersed low-lying marsh areas having limited tree coverage. Elevations vary from 255 masl to 335 masl. (see Figure 4-1.)

Figure 4-1: Bur Zone Site, 25 January 2007

The 116 claims cover an area of 5,518 ha (Figure 4.2) and are in good standing until 2011 and beyond. See Appendix A for a list of claims.

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Figure 4-2: Bur Property Land Claim Map

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Bur Zone is located approximately 215 road km east of Flin Flon and 15 km northeast of Snow Lake in the province of Manitoba. Access to the Property is from the terminal end of Provincial Road #393, a gravel road off Highway #392, which joins the town of Snow Lake and Highway #39. The deposit is located approximately 5 km east along a full service road at the end of Provincial Road #393, near the decommissioned Osborne Lake mine. See Figure 5-1 for a general location map.

Figure 5-1: General Location Map

Site clearing, construction of a full service road and development of a portal was completed in August 2007, as part of the AEP granted to HBMS. The AEP allows the mining of a 10,000 tonne metallurgical bulk sample from the Property prior to the issuance of a full mining permit. The full service road will be used to transport the bulk sample to the Snow Lake concentrator approximately 23 km from the Property and for future exploration and mining activities.

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The long history of mining in the Snow Lake area of northern Manitoba has created an infrastructure and technical support base including an experienced labour force for construction and mining operations.

5.1	Climate

The Snow Lake area has a typical mid-continental climate with short summers and long, cold winters. The closest Environment Canada weather station is located near Baker’s Narrows at the Flin Flon airport, approximately 16 km southeast of Flin Flon, and approximately 130 km west of the Bur Zone.

The average annual temperature at the Baker’s Narrows weather station is 0.1°C. The average summer temperature is near 17°C, and the average winter temperature is -14°C. Lowest monthly average temperatures occur in January at -21.1°C, and the highest monthly average temperature is in July at 18.3°C. Freeze-up of small bays and lakes occurs in mid November, with break-up occurring in mid May. There is an average of 115 frost-free days.

On average 45.7 cm of precipitation falls annually, 35% as snow. Extreme monthly precipitation since 1960 is zero to a high of 18.11 cm in 1976. The maximum daily precipitation since 1960 was 7.82 cm.

Average monthly winds for the area range from 10 to 13 km/hr with 40% of the winds originating from the Northwest, Northeast or North.

5.2	Vegetation and Wildlife

The predominant vegetation in the region of the Bur Zone is black spruce and jack pine, with a scrub layer and ground cover of lichens and mosses. This vegetation is typical of the boreal forest in bedrock-dominated terrain. Many bedrock areas have a patchy cover of small-growth trembling aspen, jack pine stands, areas of birch, or grass or shrub dominated vegetation.

The bog peatlands have stunted black spruce, moss, and shrub vegetation, while fens have sedge, brown moss, shrub and tamarack vegetation in varying mixtures.

Wildlife in the region includes barren-ground caribou, moose, black bear, lynx, wolf, beaver, muskrat, snowshoe hare and red-backed vole. Bird species include raven, common loon, spruce grouse, bald eagle, gray jay, hawk owl, and waterfowl, including ducks and geese.

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5.3	Physiography

The Property is located in the Boreal Shield Ecozone, the largest ecozone in Canada, extending as a broad inverted arch from northern Saskatchewan east to Newfoundland. The area of Bur Lake and surrounding water bodies (Fiddle Lake, Morris Lake and Wuskatasko River) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict.

The Wekusko Ecodistrict extends east from Wekusko Lake, and is comprised of acidic granitoid bedrock in the form of broad sloping uplands and lowlands. Bedrock highs are thinly covered by stoney, sandy morainal veneers while lowlands are comprised of peat covered clayey glaciolacustrine blankets.

The southern limit of the ecodistrict marks the boundary between the Palaeozoic limestone belt (Manitoba Plain) to the south and the hummocky to hilly Kazan Upland section of the Canadian Shield of which the ecodistrict is part. Steeply sloping, irregular, bare bedrock ridges and outcrops are more common than in surrounding regions. Elevations range from 335 to 255 masl. Slopes in this area are variable and range from level in peat-filled depressions to about 30 percent along irregular hummocky surfaces. Slope lengths range from less than 50 m to more than 150 m. Rocky cliffs that can rise from 25 m to 40 m above lakes and peat-filled depressions provide local relief.

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6.0	HISTORY

The Snow Lake area has had an active mining history for more than 50 years. HBMS has played an integral part in this history since the late 1950s by operating nine mines in the area including Photo Lake, Rod, Chisel Lake, Stall Lake, Osborne Lake, Spruce Point, Ghost Lake, Anderson Lake, and in current production Chisel North.

The Snow Lake concentrator was commissioned in 1979 and operated continuously until shutdown in early 1993 as a result of the depletion of Chisel Open Pit and Stall Lake mines. The concentrator was reopened in 1994 to process ore from the Photo Lake mine and continues to process ore from the Chisel North mine. The Snow Lake concentrator is currently not operating at full capacity since Chisel North ore is the only material being processed.

H. Roberts staked Easton 32 in 1956 and in 1957 Cardiff Mining Company Limited carried out line cutting with Canadian Nickel Company Limited carrying out an airborne electromagnetic (EM) survey (Fedikow et al, 1993). The Easton 32 claims lapsed in 1958. The ground was staked by HBED in 1968 as the Bur claims.

HBED completed extensive airborne EM and radiometric surveys in the area from 1961 to 1965. The Bur Property covers airborne anomalies from this survey along strike of known zinc, lead and silver mineralization. Drilling by HBED in 1973 intersected narrow and generally low values of copper and zinc along strike to the south of the present zone. In the early 1980s HBED re-gridded the area with modern ground HLEM and additional diamond drilling. This approach led to the discovery of the Bur Zone. Drill hole BUR087, drilled in 1984, is considered to be the discovery hole returning 3.42 m of 0.85% copper and 6.43% zinc.

In 1991 HBED and Manitoba Mineral Resources Ltd. (MMR) entered into a joint venture agreement to explore the northeast strike extensions of the Osborne Lake mine and Bur Zone horizon. MMR completed thirteen holes in 1992 exploring the down plunge extension of the mineralization. These deep holes intersected mineralization similar to that seen at Bur. Additional drilling was not warranted by MMR and they ceased the joint venture agreement.

The Property was dormant until the winter of 2005/2006 when a program to explore for additional resource adjacent to known zones on the Property was initiated. Exploration drilling was done in the winter of 2005/2006, followed by a deposit delineation program during the winter of 2006/2007. Nearly 13,000 m were drilled during these programs.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

This section is summarized from Fedikow et al. 1993 and Fedikow 1991.

The Bur Zone lies within the eastern portion of the Flin Flon – Snow Lake Greenstone Belt. The belt is situated in the southeastern Churchill Structural Province of the Canadian Shield of Aphebian age of 1700-1800 Ma. Overall the belt extends from Saskatchewan to east of Snow Lake, Manitoba. See Figure 7-1.

Figure 7-1: Regional Geology of Manitoba and Saskatchewan

http://www.gov.mb.ca/iedm/mrd/geo/gis/geoscimaps.html

The Greenstone Belt is in fault and /or gradational contact with the Kisseynew metasedimentary gneiss terrane to the north and is unconformably overlain by Ordovician

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limestone and dolomite to the south. Supracrustal rocks in the belt include the Amisk Group that is unconformably overlain by subaerially deposited volcanic and sedimentary rocks of the Missi Group.

The Amisk Group comprises mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks that predominate near the top of the succession. The felsic rocks are fragmental, thickly to thinly bedded consisting of a pyroclastic and/or volcaniclastic origin. The mafic volcanic rocks consist mainly of flows and pyroclastic rocks.

The Missi Group sedimentary rocks consist of bedded and crossbedded arenite, minor paraconglomerate, interbedded arkose and polymictic pebble conglomerate. The units are typically bedded on a scale of 0.2 m to 2.0 m and are fine grained to granoblastic. Locally they are intercalated with, and overlain by, mafic and felsic volcanic rocks.

Intrusions in the belt are divided into pre-, syn- and late tectonic varieties where the pretectonic group includes intrusions that are coeval with Amisk volcanic rocks, as well as those that crosscut Amisk and Missi supracrustal rocks. Numerous mafic to ultramafic dykes intrude the Amisk volcanic rocks. Missi sedimentary and volcanic rocks have been intruded by quartz and feldspar-phyric intrusions that also exhibit extrusive character, and by lamprohyre-shoshonite dykes and sills. A series of gneiss domes that occur east and north of Herblet Lake and Squall Lake have been cited as examples of these intrusive bodies.

Deformation (Froese and Moore 1980) affecting the rocks in the Snow Lake area has been documented in two periods of folding. The first episode of deformation (F1) produced east-trending isoclinal folds. Later north-northeast-trending folds (F2) deformation refolded the F1 structures. The Treehouse and Herb Lake synclines are results of F2 deformational events. The diapric emplacement of the gneiss domes occurred subsequent to the F2 event.

Metamorphism in the Snow Lake area ranges from greenschist facies in the south to almandine-amphibolite facies along the border between the Kisseynew terrane and the Flin Flon – Snow Lake Greenstone Belt. Metamorphism in the area as indicated by Gordon et al (1986) probably commenced during the later stages of Missi magmatism and continued to approximately 1800 Ma. The metamorphic grades are generally higher in the Snow Lake area than elsewhere in the belt. Sulphide mineral deposits and their associated coarse grained alteration mineral assemblages produced as a result of metamorphism are characterized by one or more of garnet, staurolite, sillimanite, cordierite, chlorite and anthophyllite.

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7.2	Property Geology

Typical base metal massive sulphide deposits of the Snow Lake mining camp occur within felsic to mafic volcanic and volcaniclastic rocks. The Bur Zone copper and zinc deposit is a sedimentary hosted massive sulphide type deposit that occurs in the Amisk Group of epiclastic stratigraphy (Figure 7-2). The deposit lies within a thin wedge of greywacke-siltstone-argillite that is flanked to the east by a major granite intrusion and to the west by pyroclastic and volcaniclastic rocks.

Figure 7-2: Geology of the Bur Zone and Snow Lake Area

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The deposit occurs at or near the contact between interlayed garnetiferous and biotite greywacke-siltstone and argillite. The graphite-pyrite layers in the argillite represent a geophysically and lithologically distinctive marker unit. The graphitic beds contain a maximum 20% pyrite and pyrrhotite with 3 to 5% sphalerite. Sections of the argillite also contain muscovite-rich layers with disseminated chalcopyrite. A calc-silicate mineral assemblage that includes grossular and diopside in association with the mineralization is observed in drill core. The intrusion that occurs on the west shore of Bur Lake is a foliated, composite intrusion with rafts of incorporated sedimentary rocks.

A hanging wall metasiltstone unit, which is actually a basin fill material on top of the mineralized horizon, thickens to the north. This suggests that the paleo down slope was in that direction. The entire sedimentary sequence was tilted and dips 65° to the northwest with a shallow 0° to 15° plunge to the northeast.

The southern portion of the turbidite greywacke assemblage located on the west shore of Wekusko Lake is dated at 1855 Ma suggesting that the Bur Zone is unrelated to the 1892 Ma arc volcanic-hosted base metal deposits at Snow Lake.

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8.0	DEPOSIT TYPE

The Bur Zone depositional environment is different from that of past and present producing base metal deposits of felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The Bur Zone is a stratiform massive sulphide deposit that occurs within a narrow turbidite assemblage of interbedded metagreywacke, metasiltstone and graphitic meta-argillite in a basinal area flanking the Osborne Lake mine volcanic centre. The assemblage of rocks is part of the File Lake formation that appears to extend northeastwards from the west shore of Wekusko Lake. It is situated between a granodiorite intrusion to the west and a major granite intrusion (gneiss dome) to the east.

The Bur Zone appears to be distal with no alteration pipe recognized to date associated with the mineralized material. Within 10 m to 15 m of the mineralized zone the structurally overlying and underlying rocks contain very fine grained disseminated iron sulphides and minor sphalerite.

The zone strikes N45°E and dips 65°NW along the thin package of Amisk Group epiclastic stratigraphy. The sulphide intersections range from <0.3 m up to 5 m in thickness, with a lateral extent of approximately 4,500 m. The mineralization dips between 60 to 70 degrees to the northwest. Diamond drilling has intersected mineralization at depths of 950 m below surface.

Thin section descriptions of sixteen core samples from drill holes BUR2402 and BUR2406 were described by Dr. Graham C. Wilson, Turnstone Geological Services Ltd. (TGS), Toronto, Ontario. Fifteen of the sixteen samples were selected from various lithologies and alteration primarily from within the Bur Zone stratigraphy hosting the mineralization. Also noted was a single massive sulphide section of typical mineralization containing rounded quartz rich nodules.

TGS (1992) reported that the peak regional metamorphism appears to have been at upper amphibolite facies conditions, only slightly overprinted by subsequent retrogression on cooling. The absence of minerals common in alteration zones near other sulphide mineralization in the Snow Lake region is probably explicable by two factors. VMS deposits in the Snow Lake are typically hosted with a higher proportion of felsic volcanic and volcaniclastic rock stratigraphy and the units have developed larger volumes of altered rock than are apparent in the metasediments of the Bur Zone. Bur Zone alteration is only readily apparent in the mineralogy in close proximity to the mineralization.

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9.0	MINERALIZATION

The non-magnetic Bur Zone mineralization primarily consists of sphalerite, chalcopyrite and pyrrhotite with minor amounts of pyrite, galena, and coarse arsenopryite. The higher-grade sulphides generally contain more than 50% total sulphide and have been defined as semi massive to massive sulphide mineralization. There are sections of stringer and disseminated sulphides with lower grade intervals on either side of the zone.

Sphalerite, chalcopyrite and pyrrhotite are predominantly fine grained, whereas galena and arsenopyrite occur as medium to coarse grained blebs, laminae and discrete subhedral to euhedral crystals. The Bur Zone deposit contains up to 20% felsic or cherty nodules consisting of wallrock and late quartz fragments displaying a brecciated texture to the mineralization.

Fedikow (1991) concluded that these wall rock nodules were late quartz vein fragments and interpreted this texture as having resulted from late tectonic overprinting of the deposit.

In the section description by TGS the massive sulphide was described as containing approximately 80% fine grained sulphide (<0.5 mm) closely intergrown, with sphalerite associated with pyrrhotite or chalcopyrite, which show a patchy distribution in the rock. Arsenopyrite porphyroblasts overgrow the earlier sulphides and no native gold or other ore minerals were observed in reflected light. The gangue minerals are quartz, phlogopite mica and plagioclase. Silicates and sulphides have both undergone substantial recrystallization and the origin of the rounded siliceous nodules is unknown, but they appear to be primary sedimentary structures, modified by later metamorphism. Abundant sphalerite in the sample is honey coloured in thin section, whereas traces from other samples are deep red, and presumably more iron rich.

Mineralized outlines were interpreted on 25 m sections at an azimuth of N45°E and were linked and triangulated in order to create three-dimensional wireframe solids of the mineralization. Five mineralized zones were interpreted in the deposit and named Main G, Main AB, Lower Main B, Main CD and Main EF from south to north and are displayed in plan and longitudinally in Figures 9-1 and 9-2 respectively.

9.1	Lithology

The Bur Zone resource model used a simplified Snow Lake lithological legend, as shown in Table 9-1, for coding drill hole rock types in the area. Primarily altered metavolcanic, metasedimentary and mineralization comprise the majority of the lithology types within and proximal to the mineral resource.

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Figure 9-1: Bur Zone Mineralized Wireframes in Plan View

Figure 9-2: Bur Zone Mineralized Wireframes in Longitudinal View

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Table 9-1: Resource Model Rock Code Description

Rock Code	Lithology	Rock Type
1	Metavolcanic Extrusive Rock	Basalt
2		Andesite
3		Polymodal Fragmental
4		Dacite
5		Rhyolite

6	Subvolcanic Intrusive Rock	Mafic
7		Intermediate
8		Felsic

9	Altered Metavolcanic Rock	Upper Amphibolite Facies
10		Upper Greenschist to Lower Amphibolite

11	Metasedimentary	Greywacke, Argillite etc.

12	Post Volcanic Intrusive	Mafic

13		Felsic

14	Late Replacement	Silification, Carbonitization etc.

15	Mineralization	Semi-massive to Massive sulphides

16	Drill Hole Casing	Casing

17	Lost Core	No core

18	Low RQD	< 40% RQD

30	Fault / Shear Zone	Fault / Shear Zone

69	Mud Seams	Mud Seams

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10.0	EXPLORATION

HBED completed geophysical surveys in the area during the 1950s, 1960s and 1970s with ground electromagnetic surveys and magnetometer surveys followed up by diamond drilling. In the 1980s a few areas were re-gridded and more up to date ground HLEM surveys and additional diamond drilling was completed. This geophysical and drilling approach led to the discovery of the Bur Zone during in-fill drilling of a long formational HLEM conductor.

In 1991, under the joint venture between HBED and MMR, MMR completed line cutting and ground HLEM and magnetic geophysical surveys over the majority of the Property, principally on the northeast extension of the mineralization. The HLEM survey delineated a long continuous NE-SW isoclinally folded conductive horizon with graphite with +/- pyrite and +/- pyrrhotite which extends northeastward from the HBMS past producing Osborne Lake mine onto the northeast portion of the Property. The magnetic survey mirrors the geology of the lower and higher magnetically susceptible Amisk and Missi Group of rocks respectively along with slight variations associated with iron sulphides within the graphite bearing HLEM conductors.

Borehole electromagnetic surveys failed to detect the Bur Zone mineralization and therefore did not provide any useful geophysical information to help target drill holes for thicker sulphide accumulations. Generally the graphite-rich metasedimentary units appeared to absorb the majority of the primary electromagnetic field which effectively masks any response from the mineralization.

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11.0	DRILLING

The Bur Zone copper and zinc mineralization was drilled during 12 different drill campaigns from 1971 to 2007 for a total of 173 drill holes on the Property, see Table 11-1.

Table 11-1: Summary of Drilling

Program	Year	Number of Drill Holes	Core Size	Metres
1	1971	2	BQ	117
2	1973	4	BQ	422
3	1978	3	BQ	195
4	1980	7	BQ	1,061
5	1982	1	BQ	167
6	1983	1	BQ	121
7	1984 & 1985	48	BQ	14,334
8	1986 & 1987	53	BQ	12,494
9	1989	6	BQ	2,133
10	1992	13	BQ	11,882
11	2005 & 2006	14	BQ, NQ	6,475
12	2006 & 2007	21	BQ, NQ	6,464

Total		173		55,865

Notable mineralization was first identified by HBED as early as 1971, but generally it was too narrow or too low grade for resource identification. Not until 1984 did HBED intersect moderate width and grade from drill hole BUR087 returning 3.42 m of 0.85% copper and 6.43% zinc. This discovery commenced a major drilling program that spanned 12 months for a total of 14,334 m. Figure 11-1 shows the drill hole locations across the Property by drill campaign.

The 1984 and 1985 drilling was completed on the Main AB zone with spacing generally in excess of 100 m. Assessment of these results led to the second largest drill program from 1985 to 1986 with a total of 12,494 m. This drilling delineated the Main AB zone to approximately 60 to 70 m drill spacing and identified the Main CD zone on 100 m spacing.

Exploration drilling in 1989 concentrated on the most northerly part of the Property drilling within 450 m of surface. A joint venture drilling program with MMR in 1992 focused on targeting additional resources at depth at the north end of the Property. This program identified the Main EF zone with some slightly greater widths 800 to 950 m below surface. The program had some limited success, but did not reach the expectations of both parties and the joint venture agreement was ceased. Hole BUR2405 was drilled to test an HLEM conductor northwest of Long Lake and is included in Table 11-1, but did not form part of the Bur Zone drill hole database.

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The next round of exploration drilling was completed in the winter of 2005/2006 at spacing of 400 m. This program was unsuccessful in extending the known boundaries of the deposit.

The 2007 program was designed to delineate the upper portion of Main CD zone and was drilled at approximately 60 m spacing.

Figure 11-1:	Longitudinal View Looking 315° Azimuth Showing the Drill Hole Locations by Drill Campaign with Mineralization Outlines

11.1	Surveying

11.1.1	Property Grid and Drill Hole Collars

All diamond drill holes were proposed and collared based on a property grid. The grid was established by chain and compass and consisted of a series of cut lines spaced every 300 feet along two baselines laid out parallel to and straddling the strike of the geophysical anomaly. The base line was oriented at 040° azimuth and cross lines were oriented at 310° azimuth (approximately perpendicular to the strike of the mineralization).

The property grid over the Main CD zone was cleared and re-established for the 2006/2007 infill drilling program on 200 feet spacing along the strike of the deposit.

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All drill hole collars were located from these cut lines and baselines using chain and compass measuring from grid intersections and waypoints established along the cut lines. The entire grid was then located based on handheld GPS readings, one at the furthest southeast and the other at the furthest northwest corner of the property grid. New collar locations were then registered to UTM NAD27 grid. This method introduces error into the collar locations since handheld GPS readings are known to vary in the area from actual locations between -2.35 m and -16.49 m in the easting and by +10.99 m to -3.33 m in the northing.

In January of 2007, Manitoba Land Surveyors, Balchen and Kulchycki Surveys located drill hole collars and the property grid with DGPS. The survey used a Trimble R8 RTK system in UTM NAD83 coordinate system rated as sub-deci-meter in accuracy. Balchen and Kulchycki surveyed 16 drill hole collars along the Property. Results were compared to the HBED database and site visit GPS readings in UTM NAD27 using the NAD83 to NAD27 conversion for the area of +20.357 m East and -222.605 m North (Natural Resources Canada, 2007).

Comparison of the Balchen and Kulchycki survey to the database revealed a small consistent displacement. On average Eastings differed by -12 m and Northings differed by +3 m. Total error in position after re-survey averaged 12.36 m. Elevations assigned by HBED were relative to Bur Lake, assigned zero elevation. The surface of Bur Lake is at approximately 265 masl. Elevations recorded in the database were corrected by 265 m, to correlate to geodetic elevations.

An attempt was made to relocate the geology grid on the map by moving the grid and collars with the use of AutoCAD. This was accomplished by moving and orientating the property grid using the common points along the southern portion of the baseline.

This resulted in a reduced displacement between actual surveyed collar coordinates and map coordinates to 11.78 m in the northwest direction. This difference was deemed to be unacceptable and the decision was made to collect more field information in order to achieve a better correlation of actual to property grid.

AMEC requested that HBMS commission a follow up survey employing qualified surveyors utilizing DGPS to resolve the collar locations to less than +/- 5 m accuracy. This level of accuracy is deemed necessary for control on geological modeling and underground mine planning based on those models. AMEC requested that at least two control points be collected along base lines and cross lines and as many collars as possible were located directly as control points for a grid shift.

HBMS again contracted Balchen and Kulchyki under the direction of Paolo Strapazzon (HBMS) to conduct a second survey on 24 May 2007. A total of 23 drill hole collars were surveyed, which included seven from the first survey to confirm the level of precision between the first and second survey. Comparison of the seven duplicate surveyed drill hole collars produced very similar results with sub-decimeter precision.

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The second survey also recorded intersection points between the property grid cut lines and the base line, drill hole collars and flagged points along each cut line. A total of 49 points on the property grid were surveyed (see Appendix B).

The results of the second survey revealed an inconsistent difference between the planned property grid cut line locations and actual locations. In order to relate the property grid to the collected survey data each cut line and related drill holes from the planned location to the actual surveyed location were moved and rotated in AutoCad software. This shift and rotation resulted in alignment of the property grid to actual UTM NAD27 Co-ordinates collected in the field.

Actual UTM based collar locations and best fit of each cut line on the property revealed much better results with an average of 3.11 m difference (see Table 11-2). Results achieved during this exercise confirm a good level of precision of the corrected property grid once converted into the UTM System.

11.2	Downhole Surveys

Down hole deviation surveys completed during the historic drilling from 1971 to 1992 consisted of Tropari magnetic instrument readings. The 2005 to 2007 drill hole surveys were completed using a Reflex E-Z Shot (Reflex) instrument. Surveys were generally completed at regular intervals of 30 to 50 m down the hole.

A hand magnet was used by the geologist, prior to each Tropari survey, to assess the core for magnetics. In the rare case of magnetic detection from the core, no test was completed at that depth. The geologist reviewed all Tropari readings and where anomalous azimuth readings were recorded the experienced geologist decided whether to re-survey the depth.

Acid or etch tests, which record the dip of the hole by creating an etch at the top level of the hydrofluoric acid solution were compared to the Tropari readings. Acid tests were corrected for the meniscus effect using industry standard charts.

The Reflex instrument measures the azimuth relative to the earth’s magnetic field and records the dip of the hole. The magnetic field strength is used to check for probable magnetic interference, where magnetic rock or material close to the instrument will affect the magnetic field strength and magnetic azimuth readings.

The normal magnetic field strength for the Property is 5,900 to 6,000 nanoteslas and was established in an area free from magnetic effects. The Reflex instrument is calibrated based on the normal field strength and flashes when the magnetic strength is greater or less than 1000 nanoteslas from normal. The geologist viewing the survey results will accept or reject the magnetic azimuth reading.

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AMEC believes that the modern down hole survey data collected with Reflex instrumentation, provided a suitable benchmark against which to evaluate the Tropari and Acid tested holes for accuracy of location in 3D space. AMEC is of the opinion that the new survey work completed prior to implementation of the Reflex downhole survey gear is of sufficient accuracy to support geological modeling and underground mine planning .

Table 11-2: Actual Collar Locations Compared to Best Fit of Each Cut Line

	Difference
DHID	X Easting (m)	Y Northing (m)	Distance (m)
BUR185	-5.27	-1.88	5.60
BZS024	0.45	-2.25	2.29
BZS020	2.50	0.10	2.50
BZS018 & BZS019	2.16	0.08	2.16
BZS008	-0.44	5.21	5.23
BZS002	1.90	3.28	3.79
BZS022	0.12	7.06	7.06
BZS030	-0.76	2.31	2.44
BZS016 & BZS017	1.99	-1.98	2.81
BZS011	-0.72	0.67	0.99
BZS027	-1.72	1.81	2.50
BZS023	-1.70	0.17	1.71
BUR183	-2.96	-5.73	6.45
BZS028	0.20	-0.30	0.37
BUR121W1	-1.80	-0.21	1.81
BZS003	0.76	0.94	1.21
BUR111	-1.14	1.04	1.54
BUR118	-1.45	0.07	1.45
BUR119	-2.43	1.38	2.80
BUR116	0.96	-0.55	1.10
BUR106	-0.20	0.22	0.30
BUR110	-4.58	6.15	7.66
BZS005	-1.74	3.14	3.59
BUR095	-0.42	1.64	1.69
BZS013	-4.27	-0.29	4.28
BUR103	-1.70	2.73	3.21
BUR096	3.05	-6.84	7.49
Average			3.11

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12.0	SAMPLING METHOD AND APPROACH

The Bur Zone has been drilled by a total of 173 drill holes; 80 drill holes intersected economically interesting mineralization and were used in estimating the mineral resource and mineral deposit potential. The 2006/2007 campaign drilling was conducted on a grid spacing of approximately 60 m over ten cross-sections to delineate the mineralization in the upper portion of Main CD zone. The 2005/2006 drilling was completed throughout the deposit primarily for exploration purposes. Historic drilling was a combination of delineation and exploration drilling along the strike of the Property. All holes were drilled from the hanging wall side of the mineralization, oriented at 130° azimuth, which is perpendicular to the mineralized zone.

No surface sampling of the bedrock has been conducted on the Property due to the approximately 45 to 55 m of overburden directly above the mineralization.

12.1	2005/2006 and 2006/2007 Drilling

A total of 35 drill holes were completed and a total of 677 sample intervals were submitted for analyses by HBED during the winter programs of 2005/2006 and 2006/2007. The sampled intervals were assayed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Sample intervals were determined by amount of mineralization with average sample intervals of 0.82 m as shown in Figure 12-1. In all holes, the mineralized material was sampled from the upper through to the lower mineralized contacts. A minimum of one shoulder sample was assayed on either side of the zone to check for mineralization in the country rock. All samples were sawn in half by a diamond saw in preparation for analysis with half the core removed for assaying and the remainder placed in the core box for future reference.

Metallurgical determination holes were wedge drilled from parent holes (BZS011, BZS012, BZS013, BZS014) where two wedge holes were drilled on each parent across the mineralized zone. The whole core was collected for the purposes of the metallurgical samples across the mineralized zone including 20% of footwall and 20% of hanging wall waste material to simulate potential mining material.

Bulk density determinations were conducted on all sampled intervals from the 2006/2007 drilling and on the four metallurgical parent holes from the 2005/2006 drill program.

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Figure 12-1: Histogram of Sampled Interval Lengths from the 2005 to 2007 Drilling

12.2	Historic Drilling

The historic drilling from 1971 to 1989 in nine different drill campaigns on the Property was completed under the direct supervision of HBED. Sampling of the core was routinely on one and two foot (30 cm and 60 cm) intervals, however smaller and larger intervals were collected based on mineralization type and lithology. Core for sampling was split and half was removed for assaying and the remainder kept for review. Generally a minimum of one shoulder sample was assayed on either side of the zone to check for mineralization in the country rock. The samples were all assayed for gold, silver, copper, zinc and generally only notable mineralization was assayed for lead.

The joint venture between HBED and MMR on the north eastern portion of the Property had MMR acting as the operator during 1992 drilling. Sample intervals were determined by the amount of mineralization and ranged in length from 0.3 to 0.9 m, occasionally up to 1.5 m. A total of 457 split drill core samples were collected from the thirteen holes. The samples were assayed for gold, silver, copper, zinc, lead and arsenic with the exception of drill holes BUR2401 to 04 and BUR2406 to 08 on either side of the sulphide horizon. These holes were not assayed for lead and only BUR2401 of the mentioned holes was assayed for arsenic. The arsenic content of the Bur Zone rocks is generally below detection limit.

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In all the MMR holes assayed, the mineralized material was sampled from the upper through to the lower mineralized contacts. A minimum of one shoulder sample was assayed on either side of the zone to check for mineralization in the country rock. The remainder of the split core was returned to the core box and kept for future reference. Figure 12-2 displays the assayed sample intervals from the historic drilling.

Figure 12-2: Histogram of Assayed Sample Intervals

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

In preparing samples for splitting, the geologist along with the core technician play a crucial role in the quality control of samples submitted for assaying. Twelve different drill programs, over 35 years, have been conducted on the Property and quality control and assurance standards have improved significantly during this period. This section has been divided into 2005 to 2007 years and historic, where historic includes the 1971 to 1992 drilling.

13.1	2005 to 2007 Summary and Procedures

A total of 677 samples from 35 holes were half sawn from the 2005 to 2007 drilling. In addition to these samples, 35 blanks and 38 reference standards were submitted, representing 11% of the samples from drilling. These blanks and standards were inserted into the sample stream and submitted to HBMS in-house assaying laboratory at Flin Flon. Pulp reject material, or duplicate samples, were analysed by the laboratory on 35 of the submitted samples. Duplicate samples completed by HBMS laboratory are also shipped to ACME Analytical Laboratories Ltd. (ACME) in Vancouver, BC for HBMS comparison and verification purposes.

The HBMS field geologist monitored all drilling on the Property at the drill site. The core boxes were transported a short distance by the drilling contractor to the core logging and sampling facility located near the HBMS Snow Lake concentrator. The core boxes were laid out on logging tables, logged by the HBMS field geologist, and marked for sampling. The winter 2006/2007 drill program included photographing the entire core and recording extensive geotechnical characteristics from the core.

The core technician or field geologist sawed the core for sampling with half bagged, tagged and going for analysis and the other half returning to the box as a representative sample labelled on the cut side. At this time blanks and standards were submitted into the sampling process as per HBED QA/QC standards and protocols. Generally, blanks, standards and duplicates were requested every seven or eight samples. The bagged samples were placed in plastic pails and a submittal sheet for assaying was prepared by the geologist or technician. Pails containing samples were delivered to the Flin Flon assay laboratory by HBED personnel along with submittal sheets on a timely basis.

The samples were analysed according to instructions on the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Rock samples are crushed to (-)10 mesh. Next they are split to approximately 250 grams, pulverized to about 90% passing, (-)150 mesh and placed into labelled bags. The Flin Flon assay laboratory has policies and procedures for each step of the assaying process and is routinely involved with round robin proficiency testing conducted by PTP-MAL (CANMET) and GEOSTATS of Australia.

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The base metal and silver assaying was conducted by aqua regia digestion and read by a simultaneous ICP unit, whereas the gold analysis was completed on each sample by atomic absorption spectrometry after fire assay lead collection at the HBMS assay laboratory. The ACME analysis for the base metals and silver is by aqua regia and the gold by fire assay.

The five standards used at HBMS, listed in Table 13-1, are certified by Ore Research & Exploration PTY Ltd. (ORE) of Australia. The polymetallic sulphide reference standards were prepared from material from HBMS deposits and vary from low grade through to very high grade copper and zinc respectively. AMEC directed HBMS to use standards that bracketed the sample results expected during the re-assay program.

Table 13-1: HBMS Certified Standards

Standard	Best Values
	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Fe %	As %
A-4	0.225	4.10	0.42	0.22	0.03	9.24	0.02
B-4	0.838	11.90	1.02	2.12	0.09	15.06	0.03
C-4	3.160	19.20	4.50	6.11	0.10	22.20	0.05
D-4	5.940	24.10	15.30	3.55	0.01	34.20	0.03
E-4	0.746	12.70	1.17	29.40	0.56	20.60	0.10

Figures 13-1 and 13-2 show examples of the analysis for copper and zinc reported from the HBMS Flin Flon assay laboratory. The reference standard analysis from the HBMS Flin Flon assay laboratory showed acceptable precision of the laboratory measurements against copper values but consistently under reported zinc values. The zinc results from the HBMS lab appear to be on average 4% lower than best values obtained by Round Robin testing of these standards. AMEC estimates the bias for zinc values from core samples obtained from the HBMS lab is as much as 4% below actual values for any one sample. The same observation applies to the lower copper values obtained from the analysis of the standards by the HBMS lab. The results suggest a conservatism of the copper and zinc values reported from the HBMS lab.

The analysis of the low grade A-4 reference standard on copper and zinc have good comparable results for 10 of the 12 samples. Two of the reference samples indicate minor laboratory contamination on the low grade samples.

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Figure 13-1:	Comparison of HBMS Flin Flon Assay Laboratory to C-4 Standard Reference Best Value for Copper

Figure 13-2:	Comparison of HBMS Flin Flon Assay Laboratory to C-4 Standard Reference Best Value for Zinc

Figures 13-3 and 13-4 display the comparison of the original copper and zinc assays by HBMS and the pulp duplicate assays of the same sample for analysis from the 2005 to 2007 drilling programs as part of HBMS internal QA/QC. AMEC has found no significant bias in the values although the zinc values achieved by the HBMS lab appear to be on average 4% lower than the standard best value. The reason for this is not obvious and AMEC therefore recommends follow up of this result with re-running of standards to look for consistent bias and if present, a more in depth audit of the zinc analytical routine.

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Figure 13-3: HBMS Pulp Duplicates for Copper

Figure 13-4: HBMS Pulp Duplicates for Zinc

Figures 13-5 and 13-6 display the comparison of the original copper and zinc assays by HBMS and the pulp check assays sent to ACME for analysis from the 2005 to 2007 drilling programs as part of HBMS external QA/QC. AMEC has found no significant bias in the values and the latest set of assays have therefore been accepted for use in the resource estimate

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A total of 35 blank, non-mineralized granite samples were submitted to test for cross-contamination from sample to sample during crushing and pulp preparation. Of the 35 samples assayed, 33 reported below detection limit values for copper and 26 reported below detection limit values for zinc. Two samples assayed 0.03% and 0.05% Cu, while nine samples returned values ranging from 0.02% to 0.23% Zn. In reviewing the results, some minor cross contamination is evident, however, the affect of this contamination is negligible on the resource estimate. AMEC considers these results acceptable.

Figure 13-5: Comparison of Original HBMS Assay and Acme Check Assay for Copper

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Figure 13-6: Comparison of Original HBMS Assay and Acme Check Assay for Zinc

13.2	Historic Summary and Procedures

A total of 1,758 samples from 125 drill holes during the 1971 to 1989 drilling were prepared in similar fashion to the 2005 to 2007 samples without the rigorous quality control and quality assurance procedures. The samples were all assayed at the HBMS assay laboratory using a Jarell-Ash direct reader for the base metals. Very little documentation remains for the procedures used except evidence that the machine was calibrated daily against synthetic standards. The machine was fed with 0.2 gms of pulverized material derived from a 250 gm sample split. The split was pulverized using a plate/ball riser method. No QA/QC procedures as we understand them were documented for work completed while the Jarell-Ash equipment was in use. Gold and silver were assayed by a standard  1/2 assay method until 1990. After 1990 the gold and silver assaying was completed in the same manner as the 2005 to 2007 samples.

MMR personnel completed core logging, sampling and splitting from the 1991 to 1992 joint venture drilling on site. The split core samples were shipped via Grey Goose bus to Eco-Tech, Kamloops, British Columbia for assay and/or geochemical analysis. It is not known from the assay certificates if any rigorous quality control and quality assurance procedures were completed other than internal sampling audits by the laboratory.

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13.3	Re-Sampling and Re-Assaying Program

The pre1992 drilling and sampling consisted of limited QA/QC of duplicates, blanks and standards. AMEC requested a re-assay program to test historic core using new laboratory criteria with full QA/QC. A re-sampling program of historic core was conducted on 30 April to 1 May 2007 at the core storage location in Snow Lake by Robert Carter. The holes and sample intervals were selected by AMEC in such a way to provide validation and evaluation of continuity of the mineralization across the deposit. A total of eight holes were re-sampled of which six were from Main AB zone and two from Main CD zone.

The historic core is cross-stacked outdoors and this has resulted in some deterioration of the boxes over the years. The core selected for sampling was transferred to new core boxes. Re-sampling was conducted on the original half split sample intervals across the mineralized intersection, including some lower grade shoulder samples assaying greater than 0.1% copper and zinc. Part of the re-sampling program included the determination of SG measurements of the half split core selected for re-sampling using industry standards of weighing the sample dry and then submerged in water and recording the results. Results of the measured SG determinations are shown in Figure 13-7 showing a good 0.92 linear regression when compared to stoichiometric determinations. The split core measurements may have been affected by the extensive oxidation of the samples.

Figure 13-7:	Comparison of Stoichiometric SG and Measured SG Values from the Re-sampling

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Re-sampling consisted of taking the half split core and sawing in half down to quartered core with half bagged, tagged and going for analysis and the other half returning to the core box as a representative sample. In addition to the 59 mineralized samples, three blanks and three reference standards (A-4, B-4 and D-4) were submitted into the sampling process. Four duplicates were requested from the mineralized samples. The 65 samples were hand delivered by Robert Carter, and submitted for assaying at the HBMS Flin Flon laboratory for analysis. Re-assaying of the historic core followed the same preparation and analyses as described in 2005 to 2007 Summary and Procedures section within this Section of the Technical Report.

Three granite blanks submitted for analysis returned grades ranging from 0.01% to 0.06% for copper and zinc respectively. AMEC is of the opinion that these results are indicative of minor contamination from the high grade samples that preceded these blanks in the sample set. Reference standards inserted into the same stream during the re-assaying program returned values of less than 10% variance to best values for copper and zinc.

The 59 core samples collected for this program were plotted by relative difference versus average grade and arithmetic difference versus average grade. When considering possible variation between assay values for core, a close comparison is not expected. The variations in concentration of mineralization on the scale of a piece of drill core are considered to be reasonable if the difference between two measurements from two drill core samples from the same interval is less than or equal to +/-30%. Trends however can be seen in this type of data indicating whether one set of analyses has consistent results when compared to a second set of analyses.

The arithmetic difference plots exhibit the variation in sample results between the historic analysis and the re-analysis. Points plotting above the horizontal zero line are samples where the historic value was greater than the re-assay value. The copper data in Figure 13-8 have a fairly even spread to approximately 2% copper, and for values greater than 2% more points plot above the line indicating a greater historic value than re-assay value. The zinc data in Figure 13-9 show that more points plot above the zero line for the data, indicating a greater historic value than re-assay value.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

Figure 13-8:	Bur Zone Re-Assayed Quartered Core Arithmetic Difference vs. the Average Grade Compared to Historic Copper Values

Figure 13-9:	Bur Zone Re-Assayed Quartered Core Arithmetic Difference vs. the Average Grade Compared to Historic Zinc Values

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

A trend analysis allows a more detailed look at the data and provides a means to quantify any differences. The basis of the analysis is a simple plot of one data set versus a second data set meant to represent the same samples. Perfect 1:1 correlation results in a graph with all data points plotted on the diagonal. The copper arithmetic difference plot shows that values greater than 2% copper historic grades were higher. The copper analysis on a simple XY plot of the re-assaying versus historic shown in Figure 13-10 provides a more complex picture. At assay values below 2% the best fit line follows the correlation line closely suggesting that the historic values are 5% lower than re-assay. At that point there is a trend change where the re-assaying values return significantly lower values than the historic. The formula for the best fit line greater than 2% copper indicates historic values are 25% higher than re-assay.

Figure 13-10: Bur Zone Re-Assayed Quartered Split Core vs. Historic Copper Values and Best Fit Trend Lines

The zinc arithmetic difference displays a more broad picture where historic values were generally higher than re-assay for the same interval. Similar results are displayed for the zinc analysis on a simple XY plot of the re-assaying versus historic shown in Figure 13-11. A line of best fit through the data falls below the perfect 1:1 correlation confirming the arithmetic difference trend. The formula displayed for this line indicates that the historic values have a 9% high bias when compared to the re-assay values.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

AMEC requested that the pulp duplicates from the  1/4 split core analysis be resubmitted to the Flin Flon laboratory since only lower grade zinc standards (A-4, B-4 and D-4) were submitted during the re-assay analysis. It is AMEC’s opinion that the re-assay data set quality was compromised by the improper selection of standards for the range of assay results anticipated. The pulp duplicate analysis was completed at the end of May 2007 along with two full suites of standards submitted randomly and six blanks were inserted after the three best copper and three best zinc values as per AMEC request. For this round of analysis, all 59 pulps were randomly removed from storage one at a time, at least 20 grams of pulp was taken from each sample bag, placed in a new pulp bag, and a new unique sample tag number was given to the pulp. Therefore the samples resubmitted had a completely new and unique set of sample numbers. In total 75 samples were submitted to the Flin Flon assay laboratory, which included 59 pulps, 10 certified standards (two of each standard from Table 13-1) and six granite blanks.

Figure 13-11: Bur Zone Re-Assayed Quartered Split Core vs. Historic Zinc Values and Best Fit Trend Line

The  1/4 split core re-assaying versus the pulp duplicates are shown in Figures 13-12 and 13-13 for copper and zinc. Results show no bias of the data and a near perfect 1:1 correlation.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

The 10 certified standards included with the pulp duplicate sample batch were within 10% of the best value for copper and zinc and were all less than the certified standard best value. This indicates a possible bias in results from the HBMS lab as noted above and AMEC recommends further QA/QC work aimed at locating the portion of the processing routine for assay that is creating the low bias be undertaken.

The six granite blanks submitted with the pulp duplicate sample batch returned less than detection limit values for all six copper values and three for zinc values. The remaining zinc values were two at 0.02% and one at 0.03%.

The pulp duplicate analysis supports the initial re-sampling and re-assaying program and suggests no compromise of the data set quality.

With respect to the difference in the re-assaying versus historic copper and zinc values, HBMS have accepted a downgrade or cut of the historic copper and zinc assay grades. The holes affected are from the pre1992 drilling, which include a total of 125 holes. The copper downgrade occurs for samples where copper concentrations exceed 2%. For those samples, a downgrade of 20% of the copper assays was conducted. The zinc trend analysis indicates that an overall broad reduction in zinc is required. For all the pre1992 drilling, a 9% zinc reduction in assay grades was completed.

Figure 13-12: Bur Zone Quarter Core Re-Assaying vs. Pulp Duplicate for Copper

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Figure 13-13: Bur Zone Quarter Core Re-Assaying vs. Pulp Duplicate for Zinc

13.4	Special Note on Downgrading Assay Values for the Bur Zone

AMEC notes that the HBMS lab appears to have a consistent low bias when analysing for zinc and copper in the standards used for this check assay program. AMEC also observes that both copper and zinc check assays were consistently lower than historic results (pre1992). AMEC suggests that this apparent low bias needs to be quantified with a QA/QC program focused on locating the source for the low readings within the HBMS analytical stream. Until this bias can be more definitively quantified AMEC recommends a downgrade of zinc results for pre1992 drilling of 9% and a downgrade of pre1992 copper values by 20% where copper was greater than 2% of the sample.

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14.0	DATA VERIFICATION

14.1	Drilling Database

An internal validation on the drill hole database against the original drill logs and assay certificate information was carried out by AMEC. The validation randomly selected ten mineralized drill holes from the 80 holes completed in the AB and CD zones, comprising 12.5% of the resource database. For these holes the audit confirmed the drill hole collar location coordinates, lithology intervals and rocktype, sample intervals and metal values. A summary of the transcription errors found during the validation is shown in Table 14-1. No significant discrepancies existed with the exception of an out of range number of errors in lithology transcription (target <1%). The errors were corrected in the database and consisted of typographic errors in rock codes which did not affect definition of the mineralized zones or calculation of the resource estimate.

Table 14-1: Database Validation Summary

	Records	Error Records	% of Records with Errors
Collar	30	0	0.00%
Lithology	528	7	1.33%
Assay	3024	6	0.20%
Total	3582	13	0.36%

14.2	Site Visit

Randal Cullen, P.Geo., Principal Geologist with AMEC visited the Bur Zone site with Robert Carter, P. Eng., 4 April 2007. During the site visit drill collars from recent drilling were located using hand held GPS where they were visible above the snow. This methodology for defining 3D locations of collars is not considered sufficiently accurate for a collar survey and AMEC requested these collars be located for confirmation using DGPS. HBMS contracted a third party surveyor and those results form part of this report. Core left in the field was also located and marked for recovery at a later date.

14.3	Core Review

A review of the core shack area and storage near the Snow Lake concentrator was conducted on 3 April 2007 which involved core review, mineralization verification, sampling methodology and preparation procedures and reviewing SG methodology.

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Figure 14-1: Drill Hole BZS-029 Showing the Mineralized Intersection

Mineralization was reviewed in drill holes BZS015, BZS028 and BZS029 (see Figure 14-1). A complete geological review of lithology, mineralization and sampling and checking against drill logs was carried out on BZS015 hole. The review generally matched the drill log and no notable discrepancies were revealed.

Samples of the mineralized sections for assaying were selected by mineralization type and lithology unit contacts. Generally a few shoulder samples were taken on either side of the mineralization. Samples were labelled according to sample booklet identification and were sawn in half by a diamond rock saw prior to bagging and shipping to Flin Flon assay laboratory.

The remaining half sampled pieces were placed back in the core box for future reference. The half-core pieces were measured for SG using the industry standard method of weighing the sample in air and then in water and recording the results. During the logging and sample selection the geologist would insert a QA/QC sample in every seventh or eighth position as either a blank, duplicate or standard. Five standards identified as A-4, B-4, C-4, D-4 and E-4 were used in the process.

The recent 2005/2006 and 2006/2007 drill core is stored on core racks at the core shack area adjacent to the Snow Lake concentrator. The majority of the historic drill core is stacked behind the Snow Lake Concentrator on the old rail bed line and there are a minimum of six drill holes that are cross-stacked at various locations adjacent to the drill road on the Property. The 1992 MMR joint venture BUR240 series of holes are stacked near the shoreline of Long Lake.

The site inspection and review of geological procedures in use on the Bur Zone Project were satisfactory. The procedures are considered to meet or exceed industry standards.

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Archived data was requested by AMEC in a semi-random manner from the historical hard copy logs. Semi-randomness was required in order to recover data from Main AB and CD zone holes specifically to provide a representative spread of logs across these deposits. All requested data was provided with no apparent loss despite the intervening 10 years or more since some of the work had been completed.

The methodology for data transfer from core logs, both digital and pre1992 hardcopy to computerized database, was reviewed and a visual check of 10% of these data found less than 0.1% errors in transferring data. An interview with the IT and Database manager revealed that HBMS will be implementing more stringent controls on data entry in future including tracking of entry and secure editing via log-in access to the various project databases. This refinement to an already robust system of document control indicates HBMS data archiving and recall to has raised the bar for industry best practice standards.

An interview was conducted at the HBMS on site laboratory with Dan Diakow, Chief Geochemist. Documentation regarding historical assay procedures and equipment calibration was requested and provided. A walk through of the preparation and analytical facilities was conducted and it appears this area of HBMS operations has kept pace with current requirements for QA/QC procedures as recommended by AMEC to its clients and conforms to or exceeds industry best practice.

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15.0	ADJACENT PROPERTIES

15.1	Kobar

Approximately four kilometres south along strike of the Bur Zone deposit lies the Kobar zinc-lead-silver deposit. Epiclastic sedimentary rocks consisting of greywacke, siltstone, and calc-silicate rocks similar to Bur Zone host the Kobar deposit. Mineralization at Kobar is characterized by disseminated to near solid sphalerite, galena, chalcopyrite, arsenopyrite, pyrite and pyrrhotite within a mixed assemblage of epiclastic rocks.

The Kobar deposit is owned by Peter Kobar and the property is in good standing until 27 September 2010.

Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	SILVER LEAD	P893E	PETER KOBAR	1970/07/28 12:00	1970/07/29	2010/09/27	21	G380

(From Manitoba Government Mineral Resource Online Database)

(Reference: Manitoba Government Mineral Resources Web Site:

http://www.gov.mb.ca/iedm/mrd/geo/gis/minesmaps.html

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Historic Programs

Historic sample collection for metallurgical purposes was conducted from whole and quartered drill core in 1986, 1987 and 1991.

16.2	First Phase (2006 to 2007)

HBM&S directed a program of metallurgical testing, supervised by Al Trottier, Mill Superintendent at the Snow Lake mill. Samples were collected from four parent holes drilled during the 2005/2006 winter drill campaign. Holes BZS011, BZS012 and BZS013 intersected the Main AB zone, while BZS014 intersected the Main CD zone. Two successful wedge holes were drilled from each parent hole.

An approximate 75 kg metallurgical composite sample of whole core was prepared from the wedge hole drilling, which included approximately 25% semi-massive high grade, 35% stringer/disseminated medium grade, 20% footwall waste and 20% hanging wall waste material. The objective was to achieve an average grade of 1.5% copper and 6% zinc that includes waste material to simulate expected mining production grades delivered to a concentrator.

The metallurgical sample was prepared by Brian Janser, P.Geo., of HBED on 13 April 2006 and delivered to Al Trottier, Snow Lake Mill Superintendent. The sample weighed 79.5 kg and was received by G & T Metallurgical Services Limited, (G & T) Kamloops, BC Canada on 11 December 2006. The composite assay results received by G & T and shown in Table 16-1 were slightly higher than visually estimated from the parent drill holes.

Table 16-1: Metallurgical Composite Sample #1 Assay Results by G & T

Metal	Grade
Au	0.07	g/t
Ag	16	g/t
Cu	1.82%
Zn	7.35%
Fe	8.95%
Pb	0.24%
Cu (oxide)	0.04%
Zn (oxide)	0.50%

The first phase of the metallurgical test work was completed by G & T on 5 March 2007. The primary objective of the program was to determine the metallurgical response of this

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sample using standard Snow Lake processing conditions while emulating available mill equipment. Test work revealed that the Bur Zone sample is much more mineralogically complex than other ores treated in the past at the Snow Lake concentrator. Poorer metallurgical performance resulted compared to other deposits previously mined by HBMS.

Conclusions from this test work included:

•	A graphite pre-float is required to reduce the carbon contamination in the copper concentrate.

•	Chalcopyrite and sphalerite are significantly interlocked. A much finer primary grind and regrind will probably be required to efficiently separate the two minerals into respective concentrates.

•	Further work is required to improve copper and zinc recoveries.

In order to improve the metallurgical performance of the Bur Zone material, the existing milling circuit available for Bur processing (known as the Stall circuit) will have to be reconfigured. Additional test work is required to optimize treatment protocols and develop a mill flow sheet.

16.3	Second Phase (2007)

The second phase of the metallurgical test work was initiated late May 2007 on a new composite sample labelled #3 with results from assay presented in Table 16-2.

Table 16-2: Metallurgical Composite Sample #3 Assay Results by G & T

Metal	Grade
Au	0.02	g/t
Ag	16	g/t
Cu	1.63%
Zn	6.10%
Fe	7.80%
Pb	0.18%
Cu (oxide)	0.02%
Zn (oxide)	0.66%

Twenty six flotation tests have been completed on Composite #3 utilising a range of different reagent combinations and significantly finer primary grinds and copper concentrate re-grinds in comparison to the phase 1 test work. To date, the best locked cycle test results have achieved a zinc concentrate grading 48.6% Zn, 1.43% Cu and 0.30% Pb with 79.2% zinc recovery and a copper concentrate grading 27.2% Cu, 0.71% Pb and 4.80% Zn with 75.2% copper recovery. Additional test work is underway with the objective of determining concentrate settling and filtration data for equipment sizing purposes.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

The results of the metallurgical test work for the first sample have been applied to the Bur deposit with favourable economics still being achieved. Further work will include examining the possibility of blending ores to achieve higher recoveries and lower percent concentration of contaminants.

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource estimation was conducted by Robert Carter, Senior Mines Analyst, HBMS. Data is from historic drilling and from the more recent 2005 to 2007 drilling programs of the copper and zinc mineralization on the Property. The estimation was conducted on gold, silver, copper and zinc. AMEC has reviewed the resource estimation and validation process, and confirms the results.

The mineral resource estimation has used the downgrade of the historic pre1992 drilling for copper and zinc assays as recommended by AMEC (discussed in the Chapter on Sample Preparation, Analyses and Security of this Technical Report). The downgrade had no effect on the classification of resources but reduced grade across the board.

17.1	Data

A database was created from cored drill holes in and near the sulphide mineralization. The database totals 173 drill holes comprised of collar, survey, lithology and assay information as summarized in Table 17-1. Twelve holes, drilled to determine the overburden/bedrock contact depth, are not included in these record counts as they did not intersect bedrock and no portions of them were assayed.

Table 17-1: Summary of Drill Hole Database Records

	Drill Hole	Collar	Survey	Lithology	Assay
Records	173	173	14.089	2.868	3.146

17.2	Exploratory Data Analysis

Exploratory data analysis was completed on assay and composite drill data within the interpreted mineralization.

17.2.1	Assays

A total of 392 assay intervals from 80 drill holes were selected as defining all the zones of mineralization on the Property. The remainder of the holes were either unmineralized or intersected discontinuous mineralization not followed up with additional drilling. Data analysis was conducted by creating probability and histogram plots of the data applicable to the resource estimates for Main AB and Main CD zones. Table 17-2 displays the range of values of the selected assay information. There were no non-assayed intervals within the mineralized zones.

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Table 17-2: Range of Assay Values by Mineralized Zone

			Au g/t
Zone	Mineralized Zone	Records	Min.	Max.	Mean	SD	CV
8	Main G	18	0	0.69	0.32	0.18	0.56
10	Main AB	255	0	2.06	0.08	0.19	2.44
14	Lower Main B	14	0	0.34	0.10	0.15	1.58
15	Main CD	59	0	0.34	0.06	0.08	1.32
20	Main E and F	46	0	0.34	0.03	0.06	1.80

			Ag g/t
Zone	Mineralized Zone	Records	Min.	Max.	Mean	SD	CV
8	Main G	18	0	35.31	15.52	11.02	0.71
10	Main AB	255	0	199.54	11.24	18.77	1.67
14	Lower Main B	14	0	35.66	11.88	9.50	0.80
15	Main CD	59	0	66.17	14.67	13.35	0.91
20	Main E and F	46	0	177.94	17.62	29.43	1.67

			Cu%
Zone	Mineralized Zone	Records	Min.	Max.	Mean	SD	CV
8	Main G	18	0.10	4.96	2.12	1.63	0.77
10	Main AB	255	0.10	7.12	1.71	1.23	0.72
14	Lower Main B	14	0.04	1.14	0.32	0.31	0.99
15	Main CD	59	0.17	6.88	2.29	1.60	0.70
20	Main E and F	46	0.00	11.36	1.93	2.45	1.27

			Zn%
Zone	Mineralized Zone	Records	Min.	Max.	Mean	SD	CV
8	Main G	18	0.00	22.39	2.64	5.03	1.91
10	Main AB	255	0.04	40.49	8.99	9.44	1.05
14	Lower Main B	14	0.95	27.12	9.04	7.77	0.86
15	Main CD	59	0.06	34.58	8.43	8.51	1.01
20	Main E and F	46	0.18	33.30	10.84	8.24	0.76

17.2.2	Composites

The assay data set for mineralization is comprised of full length composites from footwall to hanging wall contact. This methodology was assumed to be more accurate than fixed length compositing since mining would be completed in one pass due to the narrow width of the mineralization. Composites were weighted by the SG of the sample to calculate the overall composited grades. Box plots were created to compare the composite values for each mineralized area. Table 17-3 shows the composite summary information by zone and metal type used in estimating the resource for the Main AB and CD zones as well as the potential mineral resource.

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Table 17-3: Composite Data

			Au g/t
Zone	Mineralized Zone	Records	Min.	Max.	Mean	SD	CV
8	Main G	4	0.24	0.58	0.35	0.13	0.38
10	Main AB	47	0.00	0.32	0.07	0.09	1.27
14	Lower Main B	2	0.04	0.17	0.11	0.07	0.62
15	Main CD	21	0.00	0.22	0.06	0.06	1.01
20	Main E and F	6	0.00	0.07	0.02	0.03	1.32

			Ag g/t
Zone	Mineralized Zone	Records	Min.	Max.	Mean	SD	CV
8	Main G	4	11.59	17.60	15.07	2.26	0.15
10	Main AB	47	0.00	73.46	11.29	10.84	0.96
14	Lower Main B	2	7.58	16.68	12.13	4.61	0.38
15	Main CD	21	0.00	41.85	15.40	10.93	0.71
20	Main E and F	6	0.00	36.15	10.68	12.71	1.19

			Cu%
Zone	Mineralized Zone	Records	Min.	Max.	Mean	SD	CV
8	Main G	4	1.02	3.81	2.28	1.00	0.44
10	Main AB	47	0.17	3.42	1.81	0.83	0.46
14	Lower Main B	2	0.19	0.47	0.33	0.14	0.42
15	Main CD	21	0.22	5.34	2.19	1.31	0.60
20	Main E and F	6	0.36	4.07	1.27	1.31	1.03

			Zn%
Zone	Mineralized Zone	Records	Min.	Max.	Mean	SD	CV
8	Main G	4	0.70	8.99	3.29	3.32	1.01
10	Main AB	47	2.13	26.20	9.13	5.75	0.63
14	Lower Main B	2	7.70	10.83	9.26	1.57	0.17
15	Main CD	21	2.10	19.08	9.86	5.52	0.56
20	Main E and F	6	6.30	20.29	11.56	5.90	0.51

17.2.3	Restricting

Composite data from Main AB and Main CD zones were combined to generate probability and histogram plots of the assay data. A review of the results concluded that some high grade values are spatially discontinuous from the remainder of the data set and there was justification for restricting these higher grade samples by limiting their spatial influence. No high grade capping was applied to the initial composited data set.

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The high grade composite values that would be limited by search distance were selected at approximately 95% cumulative probability as shown in Table 17-4. The selected composites were restricted to a 30 m area of influence for estimating the resource, which is approximately half the drill hole spacing of the Main AB and Main CD zones.

Table 17-4: Restriction Parameters of the Composites and Affected Number of Records

	Composites
	Aug g/t	Ag g/t	Cu%	Zn%	SG
# of Records	3	3	3	4	3
Restricted Value	0.26	30.00	3.75	19.00	3.45

17.3	Specific Gravity Measurements

Specific gravity measurements were determined by HBED on 21 samples (4 holes) drilled during the 2005/2006 drill program and 213 samples (20 holes) drilled during the 2006/2007 program. The measurements were taken on samples specified for assaying, which include weakly mineralized shoulder samples on either side of the mineralized zone. Additional SG measurements were taken during the re-sampling and re-assaying of historic core totalling 59 samples, SG determinations on the sample include  1/4 split core.

The measurement methodology consisted of first weighing the sample in air. Then the sample was suspended in a tub filled with water by a chain on the underside of the scale in such a way that it did not touch the sides of the water-filled tub and the weight of the submerged sample was recorded. The sample is contained in a wire basket for both weighing procedures. The determination of the SG is calculated from measured values as follows:

SG = A/(A-B)

Where,

A = (Weight of sample and basket in air – Weight of basket in air)

B = (Weight of sample and basket in water suspended – Weight of basket in water)

Measurements were in grams and it was assumed that the water was 1.0 g/cm3 at the room temperature (approximately 23°C).

A summary of all the measured SG values is displayed in Table 17-5.

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Table 17-5: Summary of Measured SG Values

	SG
Measured SG Records	Minimum	Maximum	Mean
234	2.63	3.74	2.88

Of the 293 SG values measured by HBED during the drill programs and during the re-sampling program only 88 are included as emanating from zones of mineralization on the Property. These 88 measured SG samples (see Table 17-6) form the basis for determining the bulk density of the Main AB and CD mineral resource and the potential mineral resource.

Table 17-6: Summary of the Mineralized Measured SG Values used in the Mineral Resource

	SG
Measured SG Records	Minimum	Maximum	Mean
88	2.64	3.74	3.16

17.4	Bulk Density

Assayed percentages of copper, zinc, lead, iron and arsenic where used to calculate the percentage of chalcopyrite, sphalerite, galena, pyrrhotite and arsenopyrite minerals respectively in each sample. Stoichiometric (calculated) density and proportions of each metal by mineral type are shown in Table 17-7. The percentage of elemental Cu, Zn, Pb and As in each mineral is added. The total for each minerals must add to 100% so the remainder (1 – total metals measured) was assumed to be gangue material with a 2.7 SG.

Table 17-7: Proportion of Metal in Minerals

			Proportion of Metal in Minerals
Mineral	Density	Chemical Formula	Copper	Zinc	Lead	Iron	Arsenic
Chalcopyrite	4.2	CuFeS2	0.346	—	—	0.304	—
Sphalerite	4.0	ZnS	—	0.671	—	—	—
Galena	7.5	PbS	—	—	0.866	—	—
Pyrrhotite	4.6	Fe1-x S	—	—	—	0.635	—
Arsenopyrite	6.0	FeAsS	—	—	—	0.343	0.460

A comparison of the 88 SG measurements made using the weight in air vs weight in water method for deriving SG was compared to the stoichiometric values in a simple XY plot. The derived R2-value of 0.91 as shown in Figure 17-1 indicates a high degree of co-relation between the values and suggests that stoichiometric SG values are an acceptable method of estimating the density of the samples.

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The majority of the historic assaying did not include the metal percentages of iron, lead and arsenic. A comparison of the same 88 measured SG values against percentages of copper, zinc and iron yielded an R2-value of 0.87, which still demonstrates a high degree of correlation from the primary metal percentages. A direct relationship is evident with iron percent in comparison with copper and zinc, as shown in Figure 17-2 with an R2-value of 0.93. Using the relationships between Fe, Cu and Zn and the comparison of the limited metals assays with actual values a reasonably good correlation was made between calculated copper and zinc percentages and the measured SG values. This result is shown in Figure 17-3 with an R2-value of 0.78.

Bulk densities were assigned to individual assayed samples based on available data and are summarized in Table 17-8. Samples with measured SG values were hard keyed into the database. For the remaining, un-measured samples, those that had been assayed for copper, zinc, lead, iron and arsenic had SG determined using the stoichiometric method described above. For the remaining samples where all metals were not assayed, SG’s were calculated from the slope of the data in the ‘Cu+Zn’ versus ‘measured SG’ scatter plot reproduced here as Figure 17-3 as follows:

Equation 17-1 – Zinc Equivalency Formula

Bulk Density = 0.0281 x (Copper% + Zinc%) + 2.8567

Table 17-8: Summary of Density Values Used in the Resource Estimate

		Density
Method	# of Records	Minimum	Maximum	Mean
Measured	88	2.64	3.74	3.16
Stoichiometric	7	2.83	3.48	3.18
Formula	297	2.86	3.84	3.15

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Figure 17-1: Comparison of Stoichiometric SG and Measured SG Values

Figure 17-2: Comparison of Copper, Zinc and Iron vs. Copper and Zinc Percentages

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Figure 17-3: Comparison of Copper and Zinc Percentages vs. Measured SG Values

17.5	Zinc Equivalency Formula

A zinc equivalency formula, Equation 17-2, was developed for the Bur Zone mineralization in order to create a geological interpretation, based on copper and zinc values. The zinc-equivalent (ZNEQ) does not include any metal recovery factors in the calculation and is based on HBMS life of project forecasted metal prices of copper at US$2.35/lb and zinc at US$1.15/lb. Estimated operating costs per tonne of approximately Cdn$100 (US$90) and an average mining width of 3 m were also used in the determination.

Equation 17-2 – Zinc Equivalency Formula

ZNEQ = 2 x Cu% + Zn%

AMEC is in receipt of a letter forwarded from HBMS describing the pricing for metals from the Bur deposit based on a forward selling contract. This contract locks in values of US$2.44/lb copper and US$1.32/lb zinc and applies to tonnages in excess of those reported from the Bur resource estimate. Shortfall could be made up by deliveries from the HBMS smelter derived from other ongoing operations.

Using the metal price and operating cost factors mentioned the ZNEQ cut-off would have to be greater than or equal to 3% using an approximate 1:2 copper to zinc ratio for revenue to achieve the Cdn$100 operating cost per tonne (exchange rate of 0.90 Canadian to US dollar) over the entire 3 m horizontal width. Mineralized widths less than 3 m will require greater than 3% ZNEQ to achieve a Cdn$100/tonne revenue.

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17.6	Geological Interpretation

The mineralization was interpreted in 3D wireframes based on approximate ZNEQ cut-off of greater than or equal to 3%. The interpreted zones were built by digitizing polylines around the mineralization on primary 25 m sections at an azimuth of N45°E. The interpretation was verified in plan using MineSight version 3.60 software. The polyline interpretations were linked with tag strings and triangulated in order to create three-dimensional wireframe solids. The wireframe volumes and drilling information are shown in Table 17-9 and have been validated in MineSight with no errors.

The wireframes incorporate 80 drill holes with over 70% of the intersections within 250 meters from surface. Figure 17-4 shows the mineralized zones as wireframe solids and the drill holes used to complete the interpretation. The zones cover a total strike length of 4,500 m with an average width of 1.3 m and a depth to 950 m from surface. The interpretations of the Main AB and Main G zones have mineralization to the overburden/bedrock contact. This contact was generated by a digital terrain model (DTM) surface using the diamond drill hole information and overburden depth survey lines completed over the Main AB zone.

Figure 17-4: Long Section of Wireframes and Drill Holes Looking towards 315° Azimuth

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Table 17-9: Summary of Interpreted Wireframes

Zone	Mineralized Zone	Volume (m3 )	Number of Drill Holes	Assayed Length of Drill Core (m)	Volume (m3 ) / Number of Drill Holes
8	Main G	84,593	4	5.81	21,148
10	Main AB	305,810	47	90.04	6,507
14	Lower Main B	20,583	2	5.18	10,291
15	Main CD	153,730	21	29.23	7,320
20	Main EF	309,134	6	22.32	51,522

17.7	Spatial Analysis

Variography, using MineSight software, was completed on the gold, silver, copper and zinc and bulk density values. Combined composite data from the Main AB and Main CD zones were used for the variography process. Correlograms were generated to determine the spatial continuity of the composited mineralization and bulk density using omni-directional search parameters. The search rotation conforms to the interpreted mineralization trends of the Main AB and Main CD zones. Table 17-10 summarizes the results of the variography and individual variography plots for each metal. Variography showed that copper has the best spatial continuity with a nugget of 0.10 and a range of 235.

Table 17-10: Bur Zone Variography Parameters

	Nugget	Sill	Ellipse Rotation (MEDS LRL rule)
Component			ROT	DIPN	DIPE	Range Major Axis (m)
Gold	0.64	0.36	45	0	65	170
Silver	0.71	0.39	45	0	65	164
Copper	0.10	0.90	45	0	65	235
Zinc	0.50	0.50	45	0	65	175
Specific Gravity	0.69	0.31	45	0	65	160

17.8	Resource Block Model

The resource block model was created using MineSight Version 3.60 on UTM NAD27 coordinates. Table 17-11 provides the block model limits and size.

Table 17-11: Block Model Limits and Size

			Model Limits (UTM NAD27)
Coordinate	Number of Blocks	Block Size (m)	Minimum	Maximum
X - EAST	800	5	456000	460000
Y - NORTH	1000	5	6089000	6094000
Z - ELEVATION	240	5	-700	500

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The drill hole spacing is fairly consistent within the Main AB and Main CD zones at approximately 60 to 70 m between intersections. The limited number of drill holes within the Main G, Lower Main B and Main EF zones and large drill hole spacings dictated that these areas could not be included in a mineral resource category and have been designated as geological potential on the Property. This decision is consistent with the geological characteristics of these volcanogenic massive sulphide deposits where the depositional surface is irregular causing ponding on some portions of the deposit (thickening) and voids where the substrate has local high spots and where mineralization is generally less than 2 meters thick on average.

A block size of 5 x 5 x 5 m was selected by HBMS to accommodate mining in one pass and to be able to provide some local grade distribution of the mining area. AMEC has reviewed this decision and recommended larger 20 m x 20 m or larger block size to reduce the amount of smoothing inherent in detailed models of mineralization that are not well supported by tight drill hole spacings. The concern is that the predictability of production for an individual block or group of blocks will vary beyond acceptable limits. HBMS is aware of this problem and mitigates the forecasting uncertainty by reconciling over large numbers of blocks representative of between 6 and 12 months of mining. By this method, local inaccuracies are averaged out and the result is considered reliable within the error of the method (+/- 15% per year for an Indicated Resource)

17.9	Interpolation Plan

The interpolation plan of the Bur Zone resource estimation model was completed using the following estimation methods: nearest neighbour (NN), inverse distance squared (ID) and ordinary kriging (OK).

The estimations were completed in three iterations on the Main AB and Main CD zones using the ellipse rotation angles as defined in Table 17-10. The first iteration through the Main AB and Main CD zones was designed to estimate a block grade when a minimum of two and a maximum six composites were found based on the search distance parameters in Table 17-12. The second iteration required a minimum of three and a maximum of six composites to be located within the reduced search area described in the table. The third iteration required a minimum of three and a maximum of five composites within the tightest search area as defined by the parameters table (17-12).

The ID and OK estimations used a weighting factor generated by multiplying SG by the length of the composite and the assay restriction noted in section 17- 4 of this report.

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Table 17-12: Main AB and Main CD Zone Search Parameters by Pass

	Search Ellipse Distances (m)			Number of Composites
Pass	Major	Minor	Vertical	Minimum	Maximum	Per Drill Hole
First	250	250	125	2	6	1
Second	150	150	75	3	6	1
Third	100	100	50	3	5	1

The Main G, Lower Main B and Main EF zones were estimated using the NN and ID methods in two iterations and the ellipse rotations angles as defined in Table 17-10. The first iteration required a minimum of one composite to a maximum of three based on the search distance parameters in Table 17-13. The second iteration required a minimum of two composites and a maximum of three with reduced search distances as shown.

Table 17-13: Main G, Lower Main B and Main EF Zones Search Parameters by Pass

	Search Ellipse Distances (m)			Number of Composites
Pass	Major	Minor	Vertical	Minimum	Maximum	Per Drill Hole
First	300	300	150	1	3	1
Second	200	200	100	2	3	1

17.10	Mineral Resource Classification

Several factors were used in the determination of the mineral resource classification as follows:

•	CIM requirements and guidelines

•	experience with similar base metal deposits

•	spatial continuity of the mineralization

Mineral reserves can only be estimated on the basis of an economic evaluation that is used in preliminary feasibility or feasibility studies on a mineral project, thus no reserves have been estimated. As per NI 43-101, mineral resources that are not mineral reserves have not demonstrated economic viability.

Classification of the Indicated resource is defined as follows for the Main AB and Main CD zones:

•	minimum search ellipse parameters of 150 x 150 x 75 metres from the second or third pass

•	minimum of three composites, and a maximum of six to estimate a block (only one composite per hole due to full length composites)

•	distance to closest composite is less than or equal to 65 metres

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HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

The remainder of the blocks within the interpreted Main AB and Main CD zones were classified as Inferred resources.

A refinement in addition to the classification parameters was conducted on the Main AB and Main CD zones. The Main AB refinement includes the lower middle portion between sections 62 to 67 where all blocks below 65 masl elevation have been classified as Inferred as shown in Figure 17-5. In addition to the lower middle portion, the northern end of the zone where blocks below 78 masl and north of section 72 and all blocks north of section 74 were also classified as Inferred. The middle portion below 65m elevation was based on an approximate 50 m distance below drill holes BUR154, 156, 157, 159 and 163 and the northerly portion of the resource based on an approximate 50 m distance from drill holes BUR173 and 174. Isolated Inferred blocks above and to the south of the refinements were upgraded to Indicated.

Figure 17-5:	Longitudinal View of the Indicated and Inferred Resources of Main AB and Main CD zones looking 315° Azimuth.

The Main CD zone refinement includes the lower portion at -105 masl elevation, where blocks below this elevation are classified as Inferred. Isolated Inferred blocks above were upgraded to Indicated.

With reference to geological potential, the Main G, Lower Main B and Main EF zones are classified as geological potential due to the limited number of drill holes, large drill hole spacing and lower confidence level in the continuity of these areas.

Project No.: 155099	Page 17-13
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

17.10.1	Mineral Resource Tabulation

The mineral resource estimation for the Bur Zone is tabulated by zone in Table 17-14 and 17-15 for the Indicated resources and Table 17-16 and 17-17 for the Inferred resources. The resources are tabulated based on the ZNEQ greater than or equal to 5% and displayed every 2% to an upper bound of 15% as defined in the Zinc Equivalency Formula section of this chapter of the report. There were no estimated blocks below 5% ZNEQ. Ordinary kriging interpolation is used for the resource tabulation of the Main AB and Main CD zones. Base case in bold characters (>=5% ZNEQ) and all tonnes have been rounded to the nearest 1000.

Table 17-14: Bur Zone Main AB Indicated Resources

ZNEQ	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
>=5	662,000	0.05	10.42	1.76	8.99	3.14
>=7	637,000	0.05	10.45	1.78	9.18	3.14
>=9	545,000	0.05	10.55	1.87	9.75	3.16
>=11	396,000	0.04	10.53	1.91	10.97	3.18
>=13	274,000	0.03	9.92	1.94	12.20	3.21
>=15	173,000	0.02	9.08	1.96	13.41	3.23

Table 17-15: Bur Zone Main CD Indicated Resources

ZNEQ	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
>=5	388,000	0.06	14.97	2.19	7.86	3.18
>=7	375,000	0.06	15.28	2.22	8.00	3.19
>=9	340,000	0.07	15.82	2.29	8.32	3.20
>=11	278,000	0.06	15.86	2.42	8.69	3.21
>=13	185,000	0.06	16.62	2.72	8.86	3.21
>=15	45,000	0.06	18.97	3.44	8.73	3.23

Table 17-16: Bur Zone Main AB Inferred Resources

ZNEQ	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
>=5	198,000	0.09	9.42	1.59	7.61	3.15
>=7	198,000	0.09	9.42	1.59	7.61	3.15
>=9	151,000	0.10	8.86	1.55	8.46	3.17
>=11	93,000	0.11	8.49	1.52	9.52	3.17
>=13	13,000	0.11	8.92	1.94	9.33	3.15
>=15	—	—	—	—	—	—

Project No.: 155099	Page 17-14
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

Table 17-17: Bur Zone Main CD Inferred Resources

ZNEQ	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
>=5	104,000	0.07	9.93	0.91	11.63	3.28
>=7	104,000	0.07	9.93	0.91	11.63	3.28
>=9	104,000	0.07	9.93	0.91	11.63	3.28
>=11	93,000	0.07	10.31	0.93	11.96	3.29
>=13	64,000	0.07	10.91	0.95	12.68	3.29
>=15	17,000	0.06	9.56	0.92	14.19	3.30

Metal price assumptions for the base case are based on life of project forecasted metal prices of copper at US$2.35/lb and zinc at US$1.15/lb. Estimated operating costs per tonne of approximately Cdn$100 and an average mining width of 3 m. These metal values are supported by a forward selling contract entered into by HBMS that guarantees sale prices for Bur metals that exceed these more conservative base case assumptions.

17.11	Potential Mineral Deposits

The Main G, Lower Main B and Main EF zones of mineralization have been classified as potential mineral deposits due to the limited number of drill holes, large drill hole spacing and lower confidence level in the continuity of these areas. The possible geological potential of these areas is tabulated in Table 17-18 using an inverse distance squared interpolation.

Table 17-18: Bur Zone Potential Mineral Resource

Mineralized Zone	Tonnage Range	Au g/t	Ag g/t	Cu%	Zn%	SG
Main G	150,000 - 200,000	0.0	9 – 21	2.0 – 4.0	1.0 – 3.0	3.0
Lower Main B	45,000 - 60,000	0.0	8 – 18	0.0	6.0 - 14.0	3.0
Main EF	750,000 - 1,000,000	0.0	12- 28	1.0 – 3.0	7.0 - 15.0	3.0

The areas referenced in Table 17-18 were defined as potential mineral deposits only. Limited diamond drilling information with spacings of approximately 200 m defines these zones. The estimates of tonnage for the potential mineral deposits presented here are order of magnitude and they do not meet the criteria of a Mineral Resource as defined by NI 43-101. The potential grade and quantity of the Main G, Lower Main B and Main EF zones is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Project No.: 155099	Page 17-15
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

17.12	Block Model Validation

The Bur Zone resource estimation model was validated by the following methods:

•	Comparison of the global mean grades based on NN, ID and OK estimation methods by deposit.

•	Visual comparisons of colour coded block grades and drill hole composites for the three estimation methods of NN, ID and OK.

•	Swath plot comparisons of the estimated methods of NN, ID and OK.

17.12.1	Global Comparison

The global block model estimation for the OK method was compared to that of the global estimation of the NN and ID model values. Table 17-19 shows the comparisons for the three estimation methods using all blocks. In general there is agreement between the OK model and ID and similar values were identified by NN.

Table 17-19: Global Resource by Zone and Estimation Method of the Mineral Resource

Mineralized Zone	Method	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
Main AB	NN	862,840	0.070	10.396	1.720	9.178	3.153
	ID	861,841	0.067	10.336	1.740	8.998	3.146
	OK	860,410	0.063	10.190	1.718	8.673	3.139

Main CD	NN	492,733	0.064	13.024	1.912	9.533	3.214
	ID	492,235	0.059	14.230	1.995	8.524	3.207
	OK	492,101	0.064	13.906	1.915	8.661	3.204

There are larger discrepancies between the NN versus the OK and ID methods for the Main CD zone in the silver and zinc grades. These differences are largely a result of lower drill density in the lower Inferred portion of the resource. Drill hole BUR187 with nil silver values and high grade zinc largely affects this area especially in the NN method. The drill hole composite is restricted to 30 m of influence for the ID and OK interpolation and as a result these methods estimate a lower zinc grade in comparison to NN.

17.12.2	Visual Comparison

The visual comparisons of block model grades with composite grades of the copper and zinc show reasonable correlation between the values. No significant discrepancies were apparent between longitudinal section views.

Project No.: 155099	Page 17-16
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

17.12.3	Swath Plots

Swath plots of the estimated blocks on east-west (eastings), north-south (northings) oriented sections, and by elevation, is another mode of direct comparison between the models. The greatest smoothing of the model appears to be evident from the ordinary kriging followed by inverse distance squared and then nearest neighbour estimation methods. The largest grade estimation differences occur along the interpreted mineralized boundaries and areas of low data density. The swath plots show a general grade trend of the estimation methods for the mineral resource in the Main AB and Main CD zones

AMEC has commented on the degree of smoothing imposed by the small block size into which grades have been estimated. This degree of smoothing will contribute to inaccurate reconciliations of estimated to recovered metal when short periods of mining are considered. HBMS maintains that reconciliations for their excavation of the Bur deposit will only be made on a bi-annual to annual basis which will negate the effect of smoothing on forecasting. AMEC recommends a minimum block size for this estimation of 20 m as indicated elsewhere in this report.

Project No.: 155099	Page 17-17
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Bur property is not considered a development property at this time. This technical report will have to be updated in the event of a positive feasibility study to reflect economics and alterations to the reserve/resource statement.

Project No.: 155099	Page 18-1
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

19.0	OTHER RELEVANT DATA AND INFORMATION

The forward selling contract referred to as a source for metals pricing has been verified by a letter from HBMS Chief Financial Officer dated 10 September 2007. This contract will be fulfilled from run of mine production should the Bur project not meet feasibility targets.

Project No.: 155099	Page 19-1
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

20.0	INTERPRETATION AND CONCLUSIONS

HBMS has conducted a mineral resource estimate on the Bur Zone property. AMEC has directed the resource estimation, validation process and confirms the results. The property is a copper and zinc deposit that is situated along a stratiform sulphide horizon occurring within metasedimentary rocks. Mineralization occurs as semi massive to massive sulphides consisting of fine grained sphalerite, pyrrhotite and chalcopyrite with minor amounts of pyrite, galena and coarse arsenopyrite.

The geological interpretation was based on an approximate cut-off of 3% zinc equivalent. The mineral resource was estimated on three interpolation methods: nearest neighbour, inverse distance squared and ordinary kriging. No significant discrepancies exist between the methods and ordinary kriging is used for the resource tabulation. In addition to the mineral resource, the Property contains potential mineral resources estimated using nearest neighbour and Inverse Distance interpolation methods. The value range from zero to stated values for tonnage is a reflection of the uncertainty of size or continuity imparted by the limited drilling in these mineral potential areas.

The database used for the mineral resource estimation and potential mineral resource has used the downgrade of the historic pre1992 drilling for copper and zinc assays as recommended by AMEC. AMEC suggested the downgrade of old assay values based on results of a re-assay program carried out by HBMS. The recommendation was made in an effort to account for a high bias in both copper and zinc seen in the pre1992 assay data when compared to the values obtained during a check assay program in April and May of 2007. The downgrade affected 93% of the zinc assays and 40% of the copper assays for the Main AB zone and 46% of the zinc assays and 29% of the copper assays in the Main CD zones. This downgrade had a concomitant impact on the indicated and inferred resource tonnages for the deposit. AMEC has also noted that the check assay program QA/QC indicated a low bias between results achieved by the HBMS laboratory for assay of standard reference material when compared to best values obtained for these samples by round robin assay programs. This low bias could offset the previously mentioned high bias but AMEC considers that confidence in this approach is not high and would prefer to see a round of auditing of the HBMS on site laboratory with the objective of determining where these biases originate.

Applying the suggested downgrade and at a 5% zinc equivalent the Bur Zone deposit contains an Indicated resource of 1.05 million tonnes grading 1.92% copper, 8.57% zinc, 12.10 g/t silver and 0.06 g/t gold plus an Inferred resource of 0.30 million tonnes grading 1.35% copper, 9.00% zinc, 9.60 g/t silver and 0.08 g/t gold from the Main AB and Main CD zones.

Project No.: 155099	Page 20-1
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

AMEC considers the degree of smoothing of the block grades is quite high, due to the small block size selected by HBMS (5 x 5 x 5 meters) and that the calculated resources on a block by block basis are therefore only accurate enough for production reconciliation on annual and at best semi-annual schedules.

Potential mineral deposits with total tonnage in the range of 0.945 million tonnes to 1.26 million tonnes have been identified within the Main G, Lower Main B and Main EF zones. Assayed grades average 2% copper, 10% zinc, 20 g/t silver and negligible gold. The mineralization is similar and in close proximity to the Main AB and Main CD zones. Limited diamond drilling information with spacings of approximately 200 m defines these zones. The estimates of tonnage for the potential mineral deposits presented here are order of magnitude and they do not meet the criteria of a Mineral Resource as defined by NI 43-101. The potential grade and quantity of the Main G, Lower Main B and Main EF zones is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

These areas were defined as potential mineral resources due to the limited diamond drilling information with spacing of approximately 200 m which does not resolve concerns over continuity of or extent of mineralization. The estimates for potential mineral resource presented here are considered maximum values on an order of magnitude and they do not meet the criteria of a Mineral Resource as defined by NI 43-101.

Project No.: 155099	Page 20-2
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

21.0	RECOMMENDATIONS

AMEC recommends that current and future exploration programs employ Differential Global Positioning System equipment to ensure the highest possible accuracy for drill hole and grid location that is available.

AMEC recommends that HBMS review its core storage method and practice. Given the scale of work carried on in the Flin Flon camp by HBMS since the 1940s and the difficulty and expense in obtaining drill core from prospects that may only now be showing economic potential, access to this historical core should be assured through construction of an all weather facility dedicated to that purpose.

AMEC recommends that HBMS complete an audit of its laboratory in an attempt to identify contributing factors to the apparent low bias in assay results for zinc as reported here.

AMEC recommends that a separate block model with the dimensions increased to 20 m, be created and all metals interpolated into it. This block model should then be used in semi-annual to annual reconciliation studies to check on the predictability of the official model.

AMEC recommends further work including infill and step out drilling to categorize the potential mineral deposits pending a positive feasibility study and production decision based on the current mineral resources.

Project No.: 155099	Page 21-1
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

22.0	REFERENCES

Fedikow, M.A.F., 1991. Sediment-hosted Zn-Cu (Bur Zone) and Zn-Pb-Ag (Kobar/Ruby) Massive Sulphide Type Deposits, Snow Lake area (NTS 63J/13); in Manitoba Energy and Mines, Minerals Division, Report of Activities, 1991, p. 43-46.

Fedikow, M.A.F., and Athayde, P., 1993. Mineral Deposits and Occurences in the Weskusko Lake Area, NTS 63J/13; Manitoba Energy and Mines Geological Services Branch, Winnipeg, 1993, p. 1-15 and 427-430.

Froese, E. and Moore, J.M. 1980. Metamorphism in the Snow Lake area, Manitoba; Geological Survey of Canada, Paper 78-27, p. 16.

Gordon, T.M and Lemkow, D.R. 1986. Geochemistry of Missi Group Volcanic Rocks, Wekusko Lake, Manitoba; Geological Survey of Canada, Open File Report 1422.

Manitoba Science, Technology, Energy and Mines, http://www.gov.mb.ca/iedm/mrd/geo/gis/geoscimaps.html

Manitoba Mineral Resources Ltd. (MMR), 1994. Bur Zone Joint Venture – 1994 Assessment Report, p. 1-57.

Natural Resources Canada; http://www.geod.nrcan.gc.ca

Wilson, G.C., 1992. Mineralogy and Petrology of the Upper-Amphibolite Facies Rocks of the Bur Zone, Snow Lake Belt, Manitoba, Turnstone Geological Services Ltd. p. 1-8.

Project No.: 155099	Page 22-1
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

23.0	DATE AND SIGNATURE PAGE

The effective date of this Technical report, entitled ‘Bur Project, Snow Lake, Manitoba, Canada NI 43-101 Technical Report’ is 1 October 2007.

“Signed”

AMEC Americas Limited

Per:

Steve Toevs                                  26 November 2007

VP Finance – Natural Resources Americas

AMEC Americas Limited

Project No.: 155099	Page 23-1
October 2007

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

APPENDIX A:

BUR PROJECT CLAIM LISTING

Project No.: 155099	Appendices
October 2007

(3) 1922-HBMS BUR (MB)	Project Property List
MANITOBA

Disposition No.	Disposition Name	WORK REQUIREMENT	EXCESS CREDITS	PAYMENT DUE	Ha	NOTE	ANNIVERSARY DATE
Claim
				MB 1-YR Filing Fee
CB9247	BUR	1,500.00	83,524.64	12.00	60.00		Nov 09, 2011
CB9248	BUR	5,325.00	509,349.81	12.00	213.00	CA-MR-Dec/07	Nov 09, 2011
CB9249	BUR	6,475.00	24,438.37	12.00	259.00	CA-MR-Dec/07	Nov 09, 2011
P9345D	BUR 64	525.00	90,417.96	12.00	21.00		Nov 12, 2011
P9346D	BUR 65	525.00	240,658.86	12.00	21.00		Nov 12, 2011
P9355D	BUR 74 FR.	525.00	0.00	12.00	21.00		Nov 12, 2011
P9356D	BUR 75 FR.	525.00	0.00	12.00	21.00		Nov 12, 2011
P9357D	BUR 76	525.00	0.00	12.00	21.00		Nov 12, 2011
P9508D	BUR 36	525.00	0.00	12.00	21.00		Nov 12, 2011
P9509D	BUR 37	525.00	0.00	12.00	21.00		Nov 12, 2011
P9510D	BUR 38	525.00	0.00	12.00	21.00		Nov 12, 2011
P9512D	BUR 40 FR.	525.00	0.00	12.00	21.00		Nov 12, 2011
P9532D	BUR 42 FR.	525.00	0.00	12.00	21.00		Nov 12, 2011
P9533D	BUR 43	525.00	0.00	12.00	21.00		Nov 12, 2011
P9534D	BUR 44	525.00	0.00	12.00	21.00		Nov 12, 2011
P9535D	BUR 45	525.00	0.00	12.00	21.00		Nov 12, 2011
P9536D	BUR 46	525.00	0.00	12.00	21.00		Nov 12, 2011
P9537D	BUR 47	525.00	0.00	12.00	21.00		Nov 12, 2011
P9538D	BUR 48	525.00	0.00	12.00	21.00		Nov 12, 2011
P9539D	BUR 49	525.00	0.00	12.00	21.00		Nov 12, 2011
P9540D	BUR 50	525.00	0.00	12.00	21.00		Nov 12, 2011
P9541D	BUR 51	525.00	0.00	12.00	21.00		Nov 12, 2011
P9542D	BUR 52	525.00	0.00	12.00	21.00		Nov 12, 2011
P9543D	BUR 53	525.00	0.00	12.00	21.00		Nov 12, 2011
P9603D	BUR 77	525.00	0.00	12.00	21.00		Nov 12, 2011
P9604D	BUR 78	525.00	0.00	12.00	21.00		Nov 12, 2011
P9605D	BUR 79	525.00	49,037.52	12.00	21.00		Nov 12, 2011
P9610D	BUR 84	525.00	0.00	12.00	21.00		Nov 12, 2011
P9611D	BUR 85	525.00	0.00	12.00	21.00		Nov 12, 2011
P9612D	BUR 86	525.00	0.00	12.00	21.00		Nov 12, 2011
P9613D	BUR 87 FR.	525.00	0.00	12.00	21.00		Nov 12, 2011
P9624D	BUR 206	525.00	0.00	12.00	21.00		Nov 12, 2011
P9625D	BUR 207	525.00	0.00	12.00	21.00		Nov 12, 2011
P9626D	BUR 208	525.00	0.00	12.00	21.00		Nov 12, 2011
P9627D	BUR 209 FR.	525.00	24,561.35	12.00	21.00		Nov 12, 2011
P7856E	BUR 7856	700.00	0.00	12.00	28.00		Feb 04, 2012
CB13446	BUR 13446	2,775.00	0.00	12.00	111.00		Apr 06, 2012
P2908F	BUR 2908	5,750.00	0.00	12.00	230.00		Apr 20, 2012
CB10740	BUR 10740	3,250.00	0.00	12.00	130.00		May 12, 2012
CB10741	BUR 10741	5,125.00	0.00	12.00	205.00		May 12, 2012
P5143A	KIK 9	525.00	0.00	12.00	21.00		May 15, 2012
P5144A	KIK 10	525.00	0.00	12.00	21.00		May 15, 2012
P1761F	KUS 1761	5,825.00	6,093.45	12.00	233.00		Jun 30, 2012

09-Apr-07	1922-HBMS BUR (MB)	OPERATOR: HBED	Page 1 of 3

Disposition No.	Disposition Name	WORK REQUIREMENT	EXCESS CREDITS	PAYMENT DUE	Ha	NOTE	ANNIVERSARY DATE
P1762F	KUS 1762	5,950.00	11,523.04	12.00	238.00		Jun 30, 2012
CB7030	BUR	2,875.00	0.00	12.00	115.00		Aug 14, 2012
P1335B	KIK 135 FR	525.00	0.00	12.00	21.00		Sep 09, 2012
CB9252	BUR	2,300.00	109,489.40	12.00	92.00		Nov 09, 2012
P9352D	BUR 71	525.00	0.00	12.00	21.00		Nov 12, 2012
P9353D	BUR 72	525.00	0.00	12.00	21.00		Nov 12, 2012
P9354D	BUR 73	525.00	0.00	12.00	21.00		Nov 12, 2012
P9501D	BUR 29 FR.	525.00	0.00	12.00	21.00		Nov 12, 2012
P9502D	BUR 30	525.00	0.00	12.00	21.00		Nov 12, 2012
P9503D	BUR 31 FR.	525.00	0.00	12.00	21.00		Nov 12, 2012
P9504D	BUR 32	525.00	0.00	12.00	21.00		Nov 12, 2012
P9505D	BUR 33	525.00	0.00	12.00	21.00		Nov 12, 2012
P9506D	BUR 34	525.00	0.00	12.00	21.00		Nov 12, 2012
P9511D	BUR 39	525.00	0.00	12.00	21.00		Nov 12, 2012
P9544D	BUR 54	525.00	0.00	12.00	21.00		Nov 12, 2012
P9545D	BUR 55 FR.	525.00	0.00	12.00	21.00		Nov 12, 2012
P9546D	BUR 56 FR.	525.00	0.00	12.00	21.00		Nov 12, 2012
P9547D	BUR 57	525.00	0.00	12.00	21.00		Nov 12, 2012
P9548D	BUR 58	525.00	0.00	12.00	21.00		Nov 12, 2012
P9552D	BUR 170 FR.	525.00	0.00	12.00	21.00		Nov 12, 2012
P9606D	BUR 80	525.00	53,918.27	12.00	21.00		Nov 12, 2012
P9607D	BUR 81	525.00	43,281.51	12.00	21.00		Nov 12, 2012
P9608D	BUR 82	525.00	23,964.71	12.00	21.00		Nov 12, 2012
P9609D	BUR 83	525.00	86,245.71	12.00	21.00		Nov 12, 2012
P9834D	BUR 211	525.00	0.00	12.00	21.00		Nov 18, 2012
P9835D	BUR 212	525.00	0.00	12.00	21.00		Nov 18, 2012
CB10639	BUR 10639	575.00	0.00	12.00	23.00		Nov 19, 2012
CB13359	BUR 13359	5,450.00	0.00	12.00	218.00		Dec 07, 2012
P1792C	BUR 1	525.00	0.00	12.00	21.00		Jan 31, 2013
P2601C	BUR 2 FR.	525.00	0.00	12.00	21.00		Jan 31, 2013
P2602C	BUR 3 FR.	525.00	0.00	12.00	21.00		Jan 31, 2013
P2603C	BUR 4	525.00	0.00	12.00	21.00		Jan 31, 2013
P2604C	BUR 5	525.00	0.00	12.00	21.00		Jan 31, 2013
P1799F	KUS 1799	6,075.00	0.00	12.00	243.00		Mar 17, 2013
CB6104	BUR	1,925.00	0.00	12.00	77.00		Apr 03, 2013
CB6472	BUR	6,450.00	0.00	12.00	258.00		Apr 12, 2013
CB12411	BUR 12411	650.00	0.00	12.00	26.00		Jul 11, 2013
CB12412	BUR 12412	700.00	0.00	12.00	28.00		Jul 11, 2013
P5616A	KIK 69	525.00	0.00	12.00	21.00		Jul 26, 2013
P5620A	KIK 73 FR.	525.00	0.00	12.00	21.00		Jul 26, 2013
P5621A	KIK 74	525.00	0.00	12.00	21.00		Jul 26, 2013
P5920A	KIK 49	525.00	0.00	12.00	21.00		Jul 26, 2013
P5922A	KIK 51	525.00	0.00	12.00	21.00		Jul 26, 2013
P5923A	KIK 52	525.00	0.00	12.00	21.00		Jul 26, 2013
P5935A	KIK 64	525.00	0.00	12.00	21.00		Jul 26, 2013
P6028A	KIK 31 FR.	525.00	0.00	12.00	21.00		Jul 26, 2013
P6029A	KIK 32 FR.	525.00	0.00	12.00	21.00		Jul 26, 2013
P6030A	KIK 33	525.00	0.00	12.00	21.00		Jul 26, 2013
P6031A	KIK 34 FR.	525.00	0.00	12.00	21.00		Jul 26, 2013

09-Apr-07	1922-HBMS BUR (MB)	OPERATOR: HBED	Page 2 of 3

Disposition No.	Disposition Name	WORK REQUIREMENT	EXCESS CREDITS	PAYMENT DUE	Ha	NOTE	ANNIVERSARY DATE
P6034A	KIK 37	525.00	0.00	12.00	21.00		Jul 26, 2013
P6035A	KIK 38	525.00	0.00	12.00	21.00		Jul 26, 2013
P6036A	KIK 39	525.00	0.00	12.00	21.00		Jul 26, 2013
P6037A	KIK 40	525.00	0.00	12.00	21.00		Jul 26, 2013
P6045A	KIK 48	525.00	0.00	12.00	21.00		Jul 26, 2013
CB6067	BUR	850.00	0.00	12.00	34.00		Sep 22, 2013
CB9253	BUR	2,725.00	72,829.03	12.00	109.00		Nov 09, 2013
P9531D	BUR 41 FR.	525.00	0.00	12.00	21.00		Nov 12, 2013
P1965D	BUR 13 FR.	200.00	0.00	12.00	8.00		Nov 17, 2013
P1966D	BUR 12 FR	275.00	0.00	12.00	11.00		Nov 17, 2013
CB13360	BUR 13360	2,950.00	0.00	12.00	118.00		Dec 07, 2013
CB13361	BUR 13361	3,525.00	0.00	12.00	141.00		Dec 07, 2013
P1996E	BUR 217 FR	325.00	0.00	12.00	13.00		Dec 19, 2013
P9411D	BUR 216 FR.	100.00	0.00	12.00	4.00		Dec 19, 2013
CB13384	BUR 13384	3,175.00	0.00	12.00	127.00		May 12, 2014
CB13385	BUR 13385	400.00	0.00	12.00	16.00		May 12, 2014
P7815E	BUR 7815	2,825.00	0.00	12.00	113.00		Jun 05, 2014
P7816E	BUR 7816	6,400.00	0.00	12.00	256.00		Jun 05, 2014
P4062C	BUR 6	850.00	0.00	12.00	34.00		Jun 10, 2014
P4063C	BUR 7	525.00	0.00	12.00	21.00		Jun 10, 2014
P4064C	BUR 8 FR.	425.00	0.00	12.00	17.00		Jun 10, 2014
P4065C	BUR 9 FR.	425.00	0.00	12.00	17.00		Jun 10, 2014
P4066C	BUR 10 FR.	500.00	0.00	12.00	20.00		Jun 10, 2014
P4067C	BUR 11 FR.	325.00	0.00	12.00	13.00		Jun 10, 2014

Claim	116	137,950.00	1,429,333.63	1,392.00	5,518.00
General Permit
				Annual
GP3624	GENERAL PERMIT 3624	0.00	0.00	630.00	17.09	Road/PWR-Revised- Mar/07	Dec 31, 2007

GP58639	GENERAL PERMIT 58639	0.00	0.00	470.00	95.10	Bur Mine Site	Dec 31, 2007
General Permit	2	0.00	0.00	1,100.00	112.19
Project Total:	118	137,950.00	1,429,333.63	2,492.00	5,630.19

Hectares:	5,630.19

09-Apr-07	1922-HBMS BUR (MB)	OPERATOR: HBED	Page 3 of 3

HudBay Minerals Inc. Bur Project, Snow Lake, Manitoba NI 43-101 Technical Report

APPENDIX B:

BUR ZONE RE-SURVEY DATA LAYOUT

Project No.: 155099	Appendices
October 2007

POINT TABLE						
POINT NUMBER	ELEVATION	DESCRIPTION	GRID N	GRID E	LATITUDE	LONGITUDE
1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
4	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
8	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
9	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
10	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
11	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
12	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
13	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
14	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
15	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
16	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
17	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
18	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
19	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Survey Sketch showing GPS Survey for Hudson Bay Mining & Smelting Co. Ltd. near Snow Lake, Manitoba

BUR ZONE DEPOSIT

GRAPHIC SCALE

(IN METRES)

1 : 6000

NOTE:
All coordinates shown are in the CSRS98 UTM NAD83 Zone 14 system.
Survey was performed on May 24, 2007.

24W
93N
90N
87N
84N
81N
78N
75N
72N
69N
24W

Dated at Dauphin, Manitoba
this 8th day of June, 2007.

Bayne Balchen
Manitoba Land Surveyor

Balchen and Kulchycki Surveys
Box 778, 1550 Main Street S.
Dauphin, Manitoba
R7N 3B3

07165